COMMUNITY

With all our banks sharing the Old National name and a common operating platform, customers at over 140 banking offices in five states have access to our full range of services while maintaining their primary relationships with their local bankers. That's community banking at its best – and Old National provides it BETTER THAN EVER.



OLD NATIONAL BANCORP

ANNUAL REPORT *2001*

OLD NATIONAL is a $9.1 billion community banking organization headquartered in Evansville, Indiana. We serve customers at more than 140 banking offices and 261 ATMs in Indiana, Illinois, Kentucky, Tennessee, and Ohio. We provide online banking and a broad range of

PRODUCTS AND SERVICES

in banking, investing, trust and asset management, and insurance. This array of capabilities and our focus on relationship-building are redefining community banking by not only where but also how we serve customers. Expanding our scope is helping make Old National

BETTER THAN EVER.

AT A GLANCE

YEAR ENDED DECEMBER 31, (dollars in thousands, except per share data)	2001	2000
Income Data[1]		
Net interest income	$312,620	$289,510
Noninterest income	112,967	101,713
Provision for loan losses	28,700	26,002
Noninterest expense	245,109	228,034
Operating earnings[2]	98,964	87,421
Per Share Data (diluted)[3]		
Operating earnings	$ 1.59	$1.38
Operating earnings (cash basis)[4]	1.69	1.45
Net income	1.49	0.98
Book value at December 31	10.45	9.90
Balance Sheet		
Assets	$9,080,473	$8,767,748
Loans	6,132,854	6,348,313
Deposits	6,616,440	6,583,906
Shareholders' equity	639,235	626,341
Performance Ratios (based on operating earnings)		
Return on average assets	1.12%	1.03%
Return on average equity[3]	15.86	14.33

(1) Tax equivalent basis.

(2) Excludes $9.7 million noninterest expense pretax ($5.9 million after-tax) of merger and restructuring costs for 2001, $37.5 million noninterest expense and $3.8 million provision for loan losses pretax ($25.7 million after-tax) of merger and restructuring costs for 2000 and $4.1 million of discontinued operations income, after-tax, for 1999.

(3) All share and per share data have been adjusted for stock dividends and stock splits, including a 5% stock dividend paid to shareholders on January 25, 2002. Assumes conversion of the convertible subordinated debentures.

(4) Excludes after-tax impact of amortization of intangible assets.



2001 $9.1
2000 $8.8
1999 $8.1
1998 $7.3
1997 $6.7
$0 $2 $4 $6 $8 $10

Year-End Total Assets
(dollars in billions)



2001 $1.59
2000 $1.38
1999 $1.44
1998 $1.31
1997 $1.20
$0 $.50 $1.0 $1.5 $2.0

Operating Earnings Per Share



2001 $.65
2000 $.62
1999 $.57
1998 $.50
1997 $.48
$0 $.10 $.20 $.30 $.40 $.50 $.60 $.70

Cash Dividends Per Share

DEAR SHAREHOLDERS:

Community banking at Old National has as much to do with how we deliver financial services as with where we interact with customers. The foundation for our approach is the belief that if we take good care of customers, the bank will do well, too. That certainly was the case in 2001 as we achieved record results in spite of the recession and the challenges associated with the unthinkable events of September 11.



Old National continues to evolve as we recognize opportunities to leverage our strengths in community banking. With all of our banks sharing the Old National name and a common operating platform, customers at over 140 banking offices in five states have access to our full range of products and services while maintaining their primary relationships with their local bankers. That's community banking at its best – personal relationships with local bankers backed by the expertise of a larger organization.

Strong Financial Position

Sustaining and expanding the community banking experience requires a solid financial foundation. Our performance again improved in 2001, demonstrating the strategic advantage of earlier decisions and providing more flexibility for continued growth.

Operating income for 2001 increased to $99.0 million, or $1.59 per share, a 15.2 percent improvement over the previous year's results. Net income was $93.0 million, or $1.49 per share, compared with the previous year's $61.7 million, or $0.98 per share. The net income figures include charges in 2001 for restructuring our regional banking operations and consolidating trust operations and in 2000 for merger expenses and restructuring our investment portfolio. An almost 9 percent increase in revenues fueled the earnings improvement and helped offset slower loan growth and the slightly worsening credit quality environment in the second half of the year.

Net interest income increased 8.0 percent, and the net interest margin rose to 3.77 percent from 3.65 percent in 2000. We successfully weathered dramatic changes in the interest rate environment primarily because our growth of core deposits produced higher levels of low-cost funds for lending and steps we took to manage our balance sheet and interest rate position. We benefited from the balance sheet restructuring undertaken in 2000, which included a decision to sell most of the residential mortgage loans generated in the secondary market while retaining the servicing rights – especially the customer relationship.

During 2001 we substantially increased revenues from fee-based services. Noninterest income contributed a record $113.0 million, 11.1 percent ahead of the previous year, in spite of the fact that market conditions lowered asset and equity market values and the volume of investment transactions. Insurance brokerage commissions increased 15.6 percent.

We also benefited from ongoing expense management and restructuring to streamline banking operations. Total



Year-End Book Value
(at December 31)
2001
2000
$0 $2 $4 $6 $8 $10 $12



Return On Equity
(at December 31)
2001
2000
0% 3% 6% 9% 12% 15%

operating expenses, excluding goodwill amortization, rose 6.6 percent for 2001 compared with 2000, but revenues grew faster; so the overall efficiency ratio improved to 57.6 percent in 2001 from 2000's 58.3 percent. Of particular note is the fact that trends in key expense categories turned more positive as the year progressed – further evidence that the restructuring steps are delivering the anticipated savings.

Old National's balance sheet remains strong. Our risk-adjusted total capital ratio was 12.8 percent at December 31, 2001, compared with the year-earlier 10.4 percent, well above regulatory requirements. We took advantage of capital market opportunities to further strengthen our capital position during the fourth quarter with the issuance of $150 million of subordinated debt through our principal subsidiary, Old National Bank.

Strong relationships with CUSTOMERS define Old National

community banking

Solid Credit Culture

The weakening economy put Old National's credit culture to the test, and once again it stood up to the challenge. Net charge-offs for the year were $28.3 million, 0.48 percent of average loans outstanding, slightly above 2000's 0.39 percent. At year-end the allowance for loan losses was $74.2 million, slightly higher than year-end 2000. It represented 1.21 percent of total loans outstanding at year-end 2001 compared with 1.16 percent in 2000. In a loan portfolio of more than $6 billion, under-performing assets totaled $86 million, less than half of which were nonaccrual loans.

Because we have developed such a strong credit culture over the years, the onset of the recession had minimal impact on our lending practices. We continued to serve our local markets and the small and midsize businesses. And we continue to decline invitations to participate in national syndicated credits unless a local customer relationship is involved.

Emphasis on Customer Relationships

In recent years Old National has pursued strategic steps to keep our resources aligned with the direction our markets are heading. The consolidation of bank charters three years ago made it possible to offer identical products across our franchise – certainly an increase in choices for customers and a source of cost savings for Old National. We identified opportunities to add products, as with the Financial Services Network's robust combination of financial and tax planning, trust, asset management, insurance, and brokerage capabilities.

Three examples of steps we took during 2001 illustrate how we are making Old National better than ever when it comes to building customer relationships. One is to make sure our teams of experts actively support primary customer relationships. The second is to enhance our bankers' ability to recognize future financial needs and help customers prepare for them. The third revolves around our expanding presence in Indianapolis, where we have an opportunity to make the Financial Services Network the core customer relationship.

Our market research has shown a strong preference among customers and potential customers to work with specialists in financial services. Although Old National's bankers have always drawn on the expertise within our banking system, we've taken steps to organize that expertise more formally and to make the primary customer relationship manager responsible for tapping the collective knowledge on a regular basis. The next step, already practiced by many of the teams, is to suggest financial steps to customers, based on a review of personal or business financial information the customer has provided.

The slowing economy unexpectedly served as a catalyst for building those relationships. As loan demand slowed, our commercial lenders increasingly fielded questions about cash management, adequacy of insurance coverage, how to evaluate equipment leasing versus purchase, and so on. Our teams make it easy to build relationships around those interests and to suggest appropriate initiatives to our customers.

Our second and related initiative was to make sure our bankers know how to spot opportunities for our customers, which also holds the potential to increase the number of services Old National provides to our household and business relationships. We launched a program called Exsel3 that builds bankers' sales skills in the context of community banking. In other words, it is our responsibility to introduce customers to all the financial services they need but not sell them any

they don't. With guidance from customers, we are helping them to zero in on longer-term financial arrangements that tend to be put off in the press of day-to-day responsibilities. Customers have told us over and over that they expect us to put our expertise in front of them, and they appreciate it when we do.

The third example, our expanding presence in Indianapolis, combines elements of the team process, new initiatives to bring services to our customers' attention, and our emerging metro strategy. We are defining niches in which we have particularly strong



capabilities – in this case, the collection of services we call our Financial Services Network. We are opening offices in areas where the demographics match those of customers most likely to use those services, and we are targeting our marketing efforts accordingly. We have been successful in implementing this strategy in Indianapolis and are looking to expand our presence there during 2002. We also see opportunities for growth in other larger Midwestern cities in our five-state market area and adjacent markets where there is a void in customer-driven relationship banking.

Positioned for Growth

There is no doubt 2001 was a challenging year. The repercussions of the terrorist attacks, the recession, and the stock market's tumble tested the nation's mettle. We have met that test. We in the financial services industry take pride in the strength of the banking system and the role it has played in cushioning these punches. The spirit of community that reasserted itself nationally in 2001 is something we understand well at Old National.
It has been our core behavior for all 168 years we have been in business. It is as applicable now as ever.

Old National is well positioned for growth. We rank number one or two in most of our major geographic markets. We will continue to look for ways to expand our customer relationships in those areas. At the same time, we are pursuing other opportunities to accelerate our growth rate. The development of niche strategies focused on faster-growing market segments is one example. We will continue to assess both geographic and demographic opportunities and look toward acquisitions as well as internal growth. A solid balance sheet, strong credit culture, high level of customer service, and strategic step-by-step progress

are all hallmarks of Old National. They position us for faster growth, and that is where we are directing our energy.

One expression of our confidence in Old National's future was the 5 percent stock dividend paid to shareholders on January 25, the 16th consecutive stock dividend.

Another demonstration of the momentum evident at Old National is our preparation to be listed on the New York Stock Exchange starting February 15. Our trading symbol changes to ONB. There are some practical benefits to Big Board listing in terms of having a market specialist concentrate on our stock and provide insight into what may be driving the price at any given time rather than a group of Nasdaq market makers splitting those responsibilities. For some investors, NYSE listing is a factor whether they buy shares in a particular company.

While we expect to benefit from the visibility of the NYSE, it doesn't change our dedication to building value for Old National shareholders in the way we execute day-to-day responsibilities. We know that taking care of customers serves Old National well. Those initiatives are inseparable, and they are the highest priority for Old National's employees and management team.

Sincerely,

Jim Risinger

James A. Risinger
Chairman and CEO

We listen to our CUSTOMERS

listen



Customers are raising the bar for their *financial services partners.* Increasingly they look to their bank to initiate financial discussions, offer a broad range of services, and execute transactions flawlessly.

Old National is better prepared than most to turn this interest into reality for customers. Our community banking mindset means we know our customers' needs and put our teams of specialists to work *helping customers accomplish their goals.*

From formal focus groups to informal conversations with bankers, customers are telling us that more than ever they want to build a relationship with their bank. Rates, pricing, and convenience are important to them, but their relationship with a trusted adviser is what counts most in a complex world that requires many financial decisions.

They know they need to plan for retirement and their children's education and they understand the value of preparing for other major financial demands. However, on a day-to-day basis, their most immediate responsibilities take precedence. Our customers are challenging us to take the initiative on their behalf.

Accordingly, Old National has renewed our emphasis on relationship banking as our core strategic directive. To that end we have assembled financial services and staff expertise that enable us to put a team of experts at our customers' disposal, readily available wherever our customers interact with an Old National financial center. That has meant enhancing trust, insurance, financial planning, asset management, and brokerage capabilities in a product lineup that already includes robust checking, savings and lending capabilities for individuals, families, businesses, and organizations.

We also are evaluating our banking offices and whether reconfiguring the space or, in some locations, even moving the office would be advantageous to customers. We have upgraded the technology that supports our customer service delivery. And we have invested in extensive training throughout Old National. We are a 168-year-old banking company – but the initiatives of the past few years have made us better than ever.

More Services Per Household

Customers have responded by steadily expanding the average number of services per household. In 2001 customer households availing themselves of five or more Old National services increased 22 percent over the previous year. At the other end of the spectrum, the number of customer households with just one account at Old National dropped 10 percent in one year's time to fewer than one-third.

The momentum evident in customer relationship building reflects Old National's mission to be the best provider of financial services in every community we serve. It may just be a matter of semantics whether we are redefining banking or just accelerating our evolution. We are changing from a traditional bank to a financial services company where customers not only satisfy their checking and savings account needs but also make and execute financial plans, obtain insurance, and carry out brokerage transactions. The distinction isn't as important as the fact that customers more than ever want an integrated financial approach that raises their comfort level about making the most of their financial resources. And that's exactly what we're achieving at Old National.



Services Per Household

2001					
2000					
0	0.5	1.0	1.5	2.0	2.5	3.0



Households With 5+ Services

2001					
2000					
0%	2%	4%	6%	8%	10%	12%

We anticipate customers' NEEDS

anticipate



Busy customers appreciate *a bias toward action*. The most productive decisions come from understanding a situation and choosing the best among potential solutions. Information and execution together deliver success.

Banks have long talked about broadening their capabilities. Old National has acted. We are growing financial services capabilities from community banking roots. That means the best of both strategies for our customers and *a competitive advantage for Old National*.



Customers' busy lifestyles and complex financial decision-making require a style of community banking that increasingly suggests options and lays the groundwork to pursue recommendations. At Old National meeting this challenge of outstanding customer service means we charge our banking relationship managers with bringing ideas to their clients, suggesting follow-up with specific areas of financial expertise, and remaining alert to their customers' changing situations.

Banking for Business

Almost half of our small- and medium-size business accounts are customers of Old National primarily because of loans they arranged through their local banks. For the most part they manage companies with fewer than 20 employees and annual sales of less than $2.5 million. Many of these customers also maintain business checking accounts at their local Old National offices. Those day-to-day capabilities represent their primary financial services activities at present.

Old National's customer teams are making a point of learning more about these customers. Not surprisingly, the consistent finding is that the demands of running their own business, supporting their families, and being good citizens in their communities leaves little time for them to develop financial expertise. This doesn't mean they aren't interested in estate planning, investment programs, and improving their businesses.

Our market surveys indicate particular interest in information about employee life and health insurance, investments, estate planning and similar trust services. In our customer surveys almost half of these respondents say they are likely to evaluate how they operate their businesses during the next 12 months – providing many opportunities for

Old National to help them update their financial arrangements.

At *www.oldnational.com*, owners of small businesses have access to our Small Business Hub, a collection of tools to help them grow their companies and manage them efficiently. The site provides links to business-related services like office supplies and overnight delivery services, to Small Business Association programs and Internal Revenue Service forms, and to other providers of business-related services.

Also on the site are succinct descriptions of Old National services like our BusinessPartner checking account, descriptions that help business owners arrange customized lending and leasing arrangements, and a credit card whose features include expenditure tracking.

Knowledge-Based Service

The fundamental precept of community banking is relationships based on knowledge. Customers have ready access to financial information at their local banking offices, and bankers know their customers not only through business relationships but also more than likely through civic activities.

In 2001 we began getting to know our customers even better through profiles that identify financial goals and related bank services. Old National's staff members make the profiles a regular part of their day-to-day customer interactions.

The profile summarizes the customer's financial management priorities such as upcoming credit needs, adequate insurance coverage, specific retirement goals, an educational savings plan, or investment plans for idle funds that could be producing income. Old National's bank managers and account representatives refer to the profiles to ensure they are helping

BUSINESS SERVICES

TODAY USE	
Business Checking Account	96%
Line Of Credit	48%
Vehicle Loan	28%
Money Market Account	25%
Interest Sweep	16%

LIKELY TO USE IN THE NEXT 12 MONTHS	
Investment Advice	47%
Business Evaluation	43%
Estate Planning	39%
Trust Services	35%
Life/Health Insurance	30%

customers manage their financial affairs effectively from the vantage point of long-term goals as well as short-term decisions.

The profiles generate an average of 1.1 referrals each. In the first few months after we made the profiles a regular part of customer relationship building, our bankers followed up on more than 155,000 leads. Most of them involved checking and savings accounts and consumer credit, but at least one in 10 focused on insurance, brokerage, or trust services.

Old National remains committed to service excellence. That goal sets standards for Old National and our staff: dedicated professionals who commit daily to add value to the lives of our clients, associates, communities and shareholders; building relationships on respect, integrity, commitment and trust; and delivering service through hard work, friendliness, consistency, teamwork and a can-do attitude.

WE COMMUNICATE WITH CUSTOMERS

communicate



Effective marketing leads to WHAT PARTICIPANTS IN A TRANSACTION WOULD DESCRIBE AS A WIN-WIN. THE BUYER'S NEEDS ARE MET BY THE PRODUCT OR SERVICE. THE PROVIDER BENEFITS FROM THE SALE. THEY BOTH ANTICIPATE REPEAT BUSINESS.

OLD NATIONAL HAS LONG OPERATED ON THE PHILOSOPHY THAT IF WE TAKE CARE OF CUSTOMERS, WE'LL ALSO TAKE CARE OF THE BANK IN THE PROCESS. AS WE LISTEN AND ASK QUESTIONS, CUSTOMERS' NEEDS BECOME APPARENT. WE ACT ON THOSE NEEDS. OUR GOAL IS TO SELL EVERY *service the customer needs* AND NOT ONE THAT THE CUSTOMER DOESN'T NEED.

*C*ustomers have told us they value Old National's community presence and transaction capabilities. But they also have told us that they think they ought to consider specialists when they turn their attention to management of their financial resources.

At Old National we have those specialists on staff. But we understand why customers don't automatically think of banks as their one-stop source for financial services, and we're taking steps to change those perceptions.

Understanding the Market

In part, customers are reacting to the complexity of financial decision-making in an era of unprecedented choices, some of which were introduced to the market by nontraditional providers. Culture is another factor. A large segment of the U.S. population has grown up in a generally prosperous time in U.S. history, and Americans like to explore options. Demographics also play a role in this line of thinking. The influential baby boomer generation has reached the life-cycle stage that typically focuses on investments and income for retirement. More than at any other time in U.S. history, this generation of pre-retirees faces the welcome change of managing inherited funds. Estimates of the wealth transfer under way range from $41 trillion to $136 trillion from the World War II generation.

Helping our customers manage financial resources is something Old National is well-equipped to do. A key step in communicating is to make sure our bankers are well-versed in our products, skilled at identifying customer needs, and comfortable making the match.

Financial Services Professionals

We refer to our comprehensive internal program as Exsel3 – selling through listening, learning, and leadership. It is based on the Old National philosophy that if we take good care of customers, we will do well by shareholders, employees, and the communities in which we do business. Our guiding principle is to sell every dollar of everything customers need and not one penny of anything they don't need. To approach sales any other way would violate the trust clients place in us as financial services professionals.

Familiarity with the financial picture that the customer profile paints enables bankers to initiate conversations based on what the customers want to hear about rather than what the bank has chosen to feature. That technique has been the hallmark of effective marketing since merchants recorded customer purchases on index cards and watched for buying patterns. Exsel3 not only applies that habit to how we deliver financial services, but also uses Old National's common operating platform and advanced technology to facilitate calculations and highlight product features of interest to individual clients based on the information in their profiles.

These processes have one objective: to enable bankers to better serve their customers. The goal of our internal processes is to make it easy for customer relationship managers to quickly access the most useful information for a given set of circumstances, which means they can spend more time planning with customers and less time researching options. Time-pressed customers get high-quality information quicker so they can reach decisions faster.

145,000
Number of customer profiles completed or updated

155,000
Number of referrals generated under Exsel3

16,328
Number of Exsel3 referrals to insurance, brokerage and

We BUILD relationships

relationships



Leaders know how to put the pieces together to build A SUCCESSFUL PARTNERSHIP FOR ALL PARTICIPANTS. THEY KNOW WHERE THE PATH HEADS AND HOW TO KEEP FOLLOWERS ON IT. IN BUSINESS THAT TRANSLATES TO HAVING THE PRODUCTS CUSTOMERS WANT WHEN THEY ARE READY TO BUY.

OLD NATIONAL'S LEADERSHIP COMES FROM UNDERSTANDING OUR MARKET, THE PACE OF ITS TRANSITION FROM TRANSACTIONAL BANKING TO FINANCIAL SERVICES, AND THE PRIORITY OUR CUSTOMERS PLACE ON *high levels of service and long-term relationships.*

*T*he fact that customers expect Old National to bring them good ideas for managing their financial affairs may well be a reflection of the essence of community banking. It is a logical development as customers and their bank develop close working relationships over time. But meeting the expectation of continuing to be not just where the customers are but also where they are going requires conscientious stewardship of Old National's resources.

The platform for Old National's community banking leadership rests on unwavering attention to three key elements. One is the franchise itself, which operates on the concept of customer service. The second is to continue to expand our product line. The third is the ability to recognize new opportunities for growth, because that is the engine to maintain momentum in the other two.

Product Expansion

An important customer benefit of Old National's single operating platform is that customers have access to all our services at all our locations. We took a significant step in that direction when we combined bank charters three years ago, and we fortified it with investments in technology to upgrade access to our capabilities throughout our market.

Old National offers a robust selection of financial services, and customers take advantage of specific capabilities as their financial needs dictate. But another piece of our service proposition is that we know how to package individual capabilities and present the cluster as a single service when that makes sense for the customer. Such is the case with our Financial Services Network, a collection of services that we will soon brand with its own product name. The Financial Services Network pulls

together traditional banking and investment capabilities and ONB Insurance, a line of business that we have expanded significantly in recent years.

Another example of pulling together related services is our program for adoptive parents. It began as a loan program, recognizing that young families may not have adequate savings for the adoption process, especially for the increasingly common component of travel overseas. Our lending capability, coupled with our emphasis on relationship banking, has led to a program for adoptive families that not only extends credit but also helps them get on a solid course of family money management that includes saving for their children's college education. We are one of only two banks in the nation with this kind of program.

We soon will introduce a family of mutual funds managed by Old National's investment experts. The expertise we apply to managing $6.5 billion for trust customers, endowments, and similar entities then will be available to a broader group of customers, including individuals who invest in mutual funds and employers who offer 401(k) plans to their employees.

Strategies for Growth

Old National is carving out opportunities to accelerate growth by building on the business we know best – community banking. An example is our successful entry into the Indianapolis market through our Financial Services Network. The number of households doing business with Old National there increased by almost 50 percent during 2001, driven in part by referrals from attorneys, accountants, and other professionals who interact with the kinds of clients who are drawn to the services offered by our Financial Services Network. Old National is succeeding in this market niche because we stay in touch with our community

bank roots as we expand capabilities and add the expertise that formerly was the province of much larger, more specialized financial services companies. Our clients benefit from small-bank service levels delivered with big-bank muscle.

From a strategic growth standpoint, our success in Indianapolis also is important because it shows that a niche strategy is a viable path for Old National. We are looking at additional opportunities to replicate this targeted approach in other metropolitan areas.

Old National has taken a number of steps to make sure we have the best products, the most knowledgeable employees and the right structure to be the financial institution our customers expect in 2002 and beyond. We are providing value to customers by organizing our knowledge of their needs and by matching our products with those priorities as crisply as possible. In turn, expanding relationships improve our familiarity with customers' financial priorities. That process represents the essence of community banking, and we're putting it into practice better than ever.



Taking Old National's MOMENTUM to the New York Stock Exchange

The common stock of Old National Bancorp was listed on the New York Stock Exchange on February 15, 2002. With that listing our ticker symbol changed to ONB.

The NYSE is the nation's premier stock exchange, and its name is immediately recognizable in global financial circles. Our listing occurs in conjunction with our developing role as one of the preeminent financial services companies in the Midwest. This step is another milestone in our growth and our continuing progress as a full-service financial services provider able to offer our individual and business customers a broad range of valuable financial services.

Among investors the New York Stock Exchange is known for listing solid companies with established financial performance track records — characteristics that definitely describe Old National. The Big Board's widespread recognition brings the potential of greater visibility and liquidity for Old National's stock and our nearly 25,000 shareholders.



Listing on the New York Stock Exchange is evidence of Old National's momentum. ONB is how investors now will recognize us on the ticker and in newspaper listings and investment-related databases. Even though that is a new symbol for Old National, we're the same banking partner our customers depend on — just better than ever.

SELECTED FINANCIAL DATA

(dollars in thousands, except per share data)	2001	2000	1999	1998	1997	1996	Five-Year Growth Rate
Results of Operations[1]							
Net interest income	$312,620	$289,510	$299,165	$277,892	$267,206	$255,529	4.1%
Noninterest income	112,967	101,713	83,150	72,898	62,505	59,487	13.7
Total revenue	425,587	391,223	382,315	350,790	329,711	315,016	6.2
Provision for loan losses [2]	28,700	26,002	14,798	14,987	15,265	12,723	17.7
Noninterest expense [2]	245,109	228,034	223,897	199,088	186,345	184,288	5.9
Income taxes	52,814	49,766	50,363	51,272	49,675	46,143	2.7
Operating earnings [2]	98,964	87,421	93,257	85,443	78,426	71,862	6.6
Merger and restructuring costs (after-tax)	(5,920)	(25,725)	—	—	—	—	N/M
Discontinued operations (after-tax)	—	—	4,101	(9,854)	(5,005)	494	N/M
Net income	$ 93,044	$ 61,696	$ 97,358	$ 75,589	$ 73,421	$ 72,356	5.2%
Per Share Data (diluted)[3]							
Operating earnings	$ 1.59	$ 1.38	$ 1.44	$ 1.31	$ 1.20	$ 1.08	8.0%
Operating earnings (cash basis) [4]	1.69	1.45	1.48	1.35	1.22	1.10	9.0
Net income	1.49	0.98	1.50	1.17	1.20	1.08	6.6
Cash dividends paid	0.65	0.62	0.57	0.50	0.48	0.46	7.2
Book value at year-end	10.45	9.90	9.39	9.66	9.20	8.63	3.9
Stock price at year-end	24.05	27.15	28.02	30.58	25.27	19.52	4.3
Balance Sheet Data (at December 31)							
Total assets	$9,080,473	$8,767,748	$8,086,012	$7,334,271	$6,715,787	$6,320,187	7.5%
Loans	6,132,854	6,348,313	5,714,688	5,058,460	4,526,521	4,171,851	8.0
Deposits	6,616,440	6,583,906	5,962,069	5,436,381	5,147,271	5,080,775	5.4
Shareholders' equity	639,235	626,341	584,995	605,849	579,599	552,403	3.0
Performance Ratios							
Based on operating earnings:							
Return on average assets	1.12%	1.03%	1.20%	1.23%	1.21%	1.19%	
Return on average shareholders' equity [5]	15.86	14.33	15.13	14.75	14.26	13.26	
Equity to assets	7.27	6.92	7.90	8.57	8.64	9.09	
Net interest margin [1]	3.77	3.65	4.09	4.26	4.40	4.51	
Efficiency ratio [1]	57.59	58.29	58.56	56.75	56.52	58.50	
Net charge-offs to average loans	0.45	0.39	0.17	0.24	0.21	0.28	
Allowance for loan losses to:							
Average loans	1.18	1.21	1.21	1.25	1.29	1.24	
Ending loans	1.21	1.16	1.15	1.17	1.23	1.19	
Based on net income:							
Return on average assets	1.05%	0.73%	1.25%	1.08%	1.13%	1.20%	
Return on average shareholders' equity [5]	14.91	10.11	15.79	13.05	13.35	13.35	
Dividend payout	43.13	62.84	36.52	40.38	39.45		
Other Data							
Number of full-time equivalent employees	2,741	2,873					
Number of shareholders	24,838	25,008					
Number of shares traded (in thousands)	16,367	23,825					

(1) Tax equivalent basis.
(2) Excludes portion related to merger and restructuring.
(3) Restated for all stock dividends, including 5% stock dividend paid to shareholderes on January 25, 2002. Assumes the conversion of subordinated debentures and stock options.
(4) Excludes after-tax impact of intangible asset amortization.
(5) Excludes other comprehensive income.
N/M = Not meaningful

Introduction

Formed in 1982, Old National Bancorp ("Old National") is a financial holding company headquartered in Evansville, Indiana with banking activity in Indiana, Illinois, Kentucky, Tennessee, and Ohio. Old National's banking operations date back over 160 years. With over 140 community banking locations Old National serves customers in both urban and rural markets. These banking centers provide a wide range of financial services, such as:

- commercial, real estate, and consumer loans;
- lease financing;
- checking, savings, time deposits and other depository accounts;
- letters of credit;
- cash management services;
- credit life, accident and health insurance;
- safe deposit facilities;
- investments and brokerage products;
- debit cards and other electronically accessed banking services; and
- Internet banking.

Old National's non-bank affiliates provide additional financial or support services incidental to its operations, including:

- issuance and reinsurance of credit life, accident, health, life, property, and casualty insurance;
- investment services;
- fiduciary and trust services; and
- property ownership.

Financial Basis

The following discussion is an analysis of Old National's operating results for the years 1999 through 2001 and financial condition as of December 31, 2001 and 2000, and will assist readers of the accompanying consolidated financial statements and related notes beginning on page 28. Old National's critical accounting policies which may require management's judgment are discussed throughout the applicable areas of Management's Discussion and Analysis.

Management's forward-looking statements are intended to benefit the reader, but are subject to various risks and uncertainties which may cause actual results to differ materially, including but not limited to: (1) economic conditions generally and in the market areas of the company; (2) increased competition in the financial services industry; (3) actions by the Federal Reserve Board and changes in interest rates; and (4) governmental legislation and regulation.

The financial information has been restated to reflect mergers accounted for as poolings-of-interests as if they had occurred at the beginning of the first year presented. Purchases have been included in reported results from the date of the transaction.

During 1998, Old National sold the operations and related auto loans of its consumer finance subsidiary headquartered in Indianapolis. The sale and the operations prior to the sale resulted in a $9.9 million loss on discontinued operations, net of tax. In 1999 certain contingencies related to this sale were successfully resolved, resulting in a $4.1 million after-tax gain on discontinued operations. The discontinued operations' financial results in prior periods are similarly broken out from Old National's continuing operations. The subsidiary's net assets are included in other assets on the consolidated balance sheet for periods prior to the sale. For further details regarding the discontinued operations, see the consolidated financial statements and Note 2.

The following discussion and analysis of Old National's financial condition and results of operations relates to its continuing operations. References to operating earnings within this analysis represent net income from continuing operations excluding the impact of merger-related and restructuring expenses as discussed within this document and further explained in Note 16 of the consolidated financial statements.

Tax-exempt or nontaxable interest income in the following information has been increased to be comparable to interest subject to income taxes using the federal statutory rate in effect of 35% for all periods. An offsetting increase of the same amount is made in the income tax section of the Selected Financial Data. Net income is unaffected by these tax equivalent adjustments.

Competition And Economic Conditions

The banking industry and related financial services providers operate in a highly competitive market. Within its five-state geography Old National's competition includes numerous local, regional, and national banking institutions, thrifts, finance companies, credit unions, money market mutual funds, investment brokers, and finance and insurance companies. The competitive factors center around issues such as interest rates on loans and deposits, convenient locations and hours, types of services and products, and quality of service.

The Federal Reserve Open Market Committee engineered a series of reductions in its targeted Federal funds rate during 2001. The Federal funds target rate began 2001 at 6.50% and reached 1.75% by year-end. Correspondingly, the national prime lending rate decreased from 9.50% in January 2001 to 4.75% by year-end. The Federal Reserve's actions were intended to help stimulate the U.S. economy that officially dipped into a recession during the second quarter of 2001. Longer-term interest rates, like those that determine fixed-rate residential mortgage rates, moved generally downward during 2001, but not as dramatically as the Federal funds rate. The 10-year U.S. Treasury note yield was characterized by exceptional volatility in 2001, beginning the year at 5.10%, reaching a low of 4.18% in November, and closing 2001 at 5.05%.

The interest rate declines of 2001 reversed an eighteen-month period of rising short-term rates from June 1999 through December 2000. The Federal funds target rate increased from 4.75% to 6.50% during this period. During this period, the 10-year U.S. Treasury note yield decreased from 6.50% at the beginning of 2000 to 5.10% by December 31.

Merger And Consolidation Activity

During 2001, Old National completed its One Bank consolidation project that started in 1999 with the merger of its remaining banking charters into one bank. The goals of One Bank included a single brand image, common products offered throughout the banking locations, and improved back-office efficiency. In the second quarter of 2001, Old National further streamlined its regional banking administrative structure and incurred expenses in the consolidation of acquisitions made in 2000. The $5.9 million in after-tax expenses have been excluded from operating earnings as discussed herein.

In the first quarter of 2000 Old National completed the acquisitions of ANB Corporation, Muncie, Indiana, with $880 million in total assets and Heritage Financial Services, Inc., Clarksville, Tennessee with $246 million of total assets. These mergers were accounted for as poolings-of-interests. The consolidated financial statements have been restated accordingly. In the third quarter of 2000 Old National purchased Permanent Bancorp, Inc. ("Permanent"), Evansville, Indiana with $497 million in total assets. The assets and liabilities acquired from Permanent were adjusted to current market values. Goodwill and other intangibles from this acquisition totaled $61.8 million.

RESULTS OF OPERATIONS

Net Income

In 2001 Old National achieved net income of $93.0 million and diluted income per share of $1.49, both increased over 50% from 2000 results. Operating earnings (net income from continuing operations excluding the impact of merger-related and restructuring expenses of $9.7 million pretax, $5.9 million after tax or $0.10 per share) were $99.0 million, a 13.2% increase over 2000. Revenue growth exceeded the increase in provision for loan losses and expenses. The specific effects of these factors are discussed in the following paragraphs.

In 2000 Old National generated net income of $61.7 and diluted income per share of $0.98, both lower than in 1999. Operating earnings (net income from continuing operations excluding the impact of merger-related and restructuring expenses of $41.3 million pretax, $25.7 million after tax or $0.40 per share) were $87.4 million, a 6.3% decrease from 1999. The provision for loan losses increase contributed to the lower earnings, despite the revenue growth exceeding the growth in operating expenses.

Net Interest Income

Over 70% of Old National's revenue results from the interest and fee income on earning assets, such as loans and investments, less the interest paid on deposits and borrowed funds. This difference between income earned and interest paid is net interest income. Net interest margin is net interest income, on a tax equivalent basis, expressed as a percentage of average earning assets. Incorporating the tax savings on certain assets permits effective yield comparability between taxable and nontaxable investments and loans.

Net interest income and margin are influenced by many factors, but the primary determinants are the volume and mix of earning assets and funding sources. Loans typically generate more interest income than investment securities with similar maturities. Funding from customer deposits, especially noninterest-bearing accounts, and equity generally cost less than wholesale funding sources. Factors such as general economic activity, Federal Reserve Board monetary policy, and price volatility of competing alternative investments, can also exert significant influence on Old National's ability to optimize its mix of assets and funding and its net interest income and margin.

Tax equivalized net interest income rose $23.1 million in 2001 or 8.0% over 2000. This increase was the result of a 4.6% increase in earning assets, an asset mix shift toward higher-yielding loans and investments, a lower-rate environment, and core deposit growth resulting in a reduction in Old National's funding costs. While earning assets grew over $368.4 million in 2001, the yield declined 46 basis points to 7.84%. This was offset by the 63 basis point decline in the interest-bearing liabilities to 4.53%. These factors combined to generate net interest margin of 3.77%, up 12 basis points over 2000.

Tax equivalized net interest income declined 3.2% in 2000, a $9.6 million decrease from 1999. The sharp increase in interest rates initiated by the Federal Reserve Bank during late 1999 and experienced throughout most of 2000 raised Old National's interest expense on its funding sources faster than its interest income on earning assets. Earning assets grew 8.4% or $617.7 million during 2000. The yield on those assets rose 32 basis points. Goodwill from recent acquisitions produced nonearning assets growth. In 2000 low cost or free funding sources, such as NOW and savings deposits, equity, demand deposits, and other liabilities declined slightly. Old National funded the 8.6% growth in average assets primarily with borrowed funds and time deposits. The cost of interest-bearing deposits rose 65 basis points to 4.82% while the total cost of all interest-bearing liabilities increased 75 basis points to 5.16%. This significant shift in the market interest rates and funding mix combined to lower Old National's net interest margin from 4.09% in 1999 to 3.65% in 2000.

Table 1 details the changes in the components of net interest income. Table 2 attributes Table 1 fluctuations to the impact of changes in the average balances of assets and liabilities and the yields earned or rates paid. Table 3 presents a three-year average balance sheet and for each major asset and liability category, its related interest income and yield or its expense and rate.

NET INTEREST INCOME CHANGES (TABLE 1)

(tax equivalent basis, dollars in thousands)	2001	2000	1999	% Change From Prior Year 2001	2000
Interest Income					
Money market investments	$ 805	$ 1,619	$ 1,859	(50.3)%	(12.9)%
Investment securities	130,924	128,577	125,378	1.8	2.6
Loans	519,299	527,718	456,499	(1.6)	15.6
Total interest income	651,028	657,914	583,736	(1.0)	12.7
Interest Expense					
NOW deposits	14,712	13,135	10,700	12.0	22.8
Savings deposits	7,839	12,086	11,211	(35.1)	7.8
Money market deposits	25,864	34,735	27,458	(25.5)	26.5
Time deposits	205,199	207,656	163,341	(1.2)	27.1
Short-term borrowings	23,462	42,446	28,550	(44.7)	48.7
Other borrowings	61,332	58,346	43,311	5.1	34.7
Total interest expense	338,408	368,404	284,571	(8.1)	29.5
Net interest income	$312,620	$289,510	$299,165	8.0%	(3.2)%
Net interest margin	3.77%	3.65%	4.09%		

NET INTEREST INCOME – RATE/VOLUME ANALYSIS (TABLE 2)

(tax equivalent basis, dollars in thousands)	2001 vs. 2000 Total Change	Attributed to Volume	Rate	2000 vs. 1999 Total Change	Attributed to Volume	Rate
Interest Income						
Money market investments	$ (814)	$ (128)	$ (686)	$ (240)	$ (655)	$ 415
Investment securities	2,347	12,115	(9,768)	3,199	(2,359)	5,558
Loans	(8,419)	16,354	(24,773)	71,219	56,605	14,614
Total interest income	(6,886)	28,341	(35,227)	74,178	53,591	20,587
Interest Expense						
NOW deposits	1,577	1,752	(175)	2,435	215	2,220
Savings deposits	(4,247)	(1,555)	(2,692)	875	(128)	1,003
Money market deposits	(8,871)	2,713	(11,584)	7,277	(8)	7,285
Time deposits	(2,457)	9,359	(11,816)	44,315	24,655	19,660
Short-term borrowings	(18,984)	(4,231)	(14,753)	13,896	6,836	7,060
Other borrowings	2,986	9,163	(6,177)	15,035	6,540	8,495
Total interest expense	(29,996)	17,201	(47,197)	83,833	38,110	45,723
Net interest income	$ 23,110	$11,140	$ 11,970	$ (9,655)	$15,481	$(25,136)

The variance not solely due to rate or volume is allocated equally between the rate and volume variances.

THREE-YEAR AVERAGE BALANCE SHEET AND NET INTEREST ANALYSIS (TABLE 3)

(tax equivalent basis, dollars in thousands)	2001 Average Balance	Interest & Fees	Yield/ Rate	2000 Average Balance	Interest & Fees	Yield/ Rate	1999 Average Balance	Interest & Fees	Yield/ Rate
Earning Assets									
Money market investments	$ 21,683	$ 805	3.71%	$ 24,130	$ 1,619	6.71%	$ 35,046	$ 1,859	5.30%
Investment securities:									
U.S. Treasury and Government agencies[1]	1,254,893	79,644	6.35	$1,178,365	80,414	6.82	1,232,856	79,265	6.43
State and political subdivisions	581,725	41,125	7.07	542,469	40,636	7.49	551,189	41,178	7.47
Other securities	159,501	10,155	6.37	97,522	7,527	7.72	68,408	4,935	7.21
Total investment securities	1,996,119	130,924	6.56	1,818,356	128,577	7.07	1,852,453	125,378	6.77
Loans:[2]									
Commercial	1,691,817	138,433	8.18	1,476,135	136,941	9.28	1,277,572	111,604	8.74
Commercial real estate	1,855,338	152,575	8.22	1,537,810	132,776	8.63	1,211,022	98,746	8.15
Residential real estate	1,682,167	130,664	7.77	2,087,834	165,554	7.93	2,080,569	164,229	7.89
Consumer, net of unearned income	1,050,467	97,564	9.29	969,279	90,389	9.33	825,113	77,174	9.35
Credit card	1,206	63	5.22	16,811	2,058	12.24	30,872	4,746	15.37
Total loans	6,280,995	519,299	8.27	6,087,869	527,718	8.67	5,425,148	456,499	8.41
Total earning assets	8,298,797	$651,028	7.84%	7,930,355	$657,914	8.30%	7,312,647	$583,736	7.98%
Less: Allowance for loan losses	(74,491)			(71,089)			(64,051)		
Non-Earning Assets									
Cash and due from banks	180,227			174,801			174,916		
Other assets	459,941			417,006			361,836		
Total assets	$8,864,474			$8,451,073			$7,785,348		
Interest-Bearing Liabilities									
NOW deposits	$ 930,120	$ 14,712	1.58%	$ 820,067	$ 13,135	1.60%	$ 805,371	$ 10,700	1.33%
Savings deposits	409,220	7,839	1.92	479,314	12,086	2.52	484,645	11,211	2.31
Money market deposits	778,366	25,864	3.32	712,215	34,735	4.88	712,401	27,458	3.85
Time deposits	3,706,416	205,199	5.54	3,542,215	207,656	5.86	3,099,269	163,341	5.27
Total interest-bearing deposits	5,824,122	253,614	4.35	5,553,811	267,612	4.82	5,101,686	212,710	4.17
Short-term borrowings	622,141	23,462	3.77	708,840	42,446	5.99	583,209	28,550	4.90
Other borrowings	1,023,271	61,332	5.99	878,262	58,346	6.64	771,552	43,311	5.61
Total interest-bearing liabilities	7,469,534	$338,408	4.53%	7,140,913	$368,404	5.16%	6,456,447	$284,571	4.41%
Noninterest-Bearing Liabilities									
Demand deposits	664,347			636,636			613,366		
Other liabilities	86,499			88,933			100,114		
Shareholders' equity	644,094			584,591			615,421		
Total liabilities and shareholders' equity	$8,864,474			$8,451,073			$7,785,348		
Interest Margin Recap									
Interest income/average earning assets		$651,028	7.84%		$657,914	8.30%		$583,736	7.98%
Interest expense/average earning assets		338,408	4.07		368,404	4.65		284,571	3.89
Net interest income and margin		$312,620	3.77%		$289,510	3.65%		$299,165	4.09%

(1) Includes Government agency mortgage-backed securities.
(2) Includes principal balances of nonaccrual loans. Interest income relating to nonaccrual loans is included only if received.
  Loan fees included above were $12.0 million in 2001, $10.5 million in 2000 and $11.3 million in 1999.

Market Risk Management

Inherent in Old National's balance sheet is the risk that interest rates on its assets and liabilities will not move in the same direction or at the same pace as market interest rates fluctuate, also known as interest rate risk. This exposure is Old National's largest market risk. Other market exposures, such as foreign exchange rates and commodity or equity prices, are not significant.

The goal of interest rate risk management at Old National is to minimize the impact market interest rate fluctuations have on net interest income. Old National's Funds Management Committee and the Balance Sheet Management Committee, comprised of directors and senior executive managers, establish interest rate risk guidelines and monitor risk positions.

Old National uses net interest income simulation and market value of equity models to evaluate the likely impact of interest rate fluctuations. Net interest income simulation quantifies the possible impact of potential interest rate changes on net interest income. While Old National simulates many different interest rate scenarios, it has established guidelines for the acceptable impact of immediate yield curve shocks up and down 200 basis points measured over 24 months. Market value of equity modeling simulates the possible changes in the net present value of assets less liabilities (equity) in the event of significant interest rate changes. Such modeling estimates the impact of interest rate changes over a longer time horizon.

Key model assumptions for both methodologies include asset prepayment speeds, especially mortgage loans and mortgage-related securities; changes in market conditions, loan volumes, and pricing; deposit sensitivity; and customer preferences. Due to the inherent assumption uncertainty, the models cannot precisely estimate net interest income or the impact of interest rate changes. Actual results will differ from the simulated results due to timing, magnitude and frequency of interest rate changes, changes in market conditions, and management strategies, among other factors. As of December 31, 2001, Old National's interest rate sensitivity in a down 200 basis point yield curve shock was outside its guideline of ±5.00%. The Funds Management Committee and the Balance Sheet Management Committee believe that this is acceptable due to the current, unusually low interest rate environment. The following table shows Old National's estimated interest rate sensitivity profile at December 31, 2001.

YIELD CURVE SHOCK

Change In Interest Rates (basis points)	Cumulative 24-Month Estimated Impact On Net Interest Income		Change In Market Value Of Equity	
	Guideline	Actual	Guideline	Actual
+200	±5.00%	(1.00)%	±12.00%	(4.70)%
–200	±5.00	(8.50)	±12.00	(7.35)

During the third quarter of 2000, Old National sold $600 million of seasoned, fixed-rate residential mortgage loans and securities as part of a balance sheet restructuring to improve its interest rate risk and liquidity positions. This resulted in a pre-tax loss of $18.3 million. On an ongoing basis, Old National sells much of the long-term, fixed-rate residential loans which conform to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association guidelines in order to reduce interest rate fluctuation exposure.

Liquidity Management

The Funds Management and Balance Sheet Management Committees establish liquidity risk guidelines and monitor risk. The objective of liquidity risk management is to ensure that Old National can meet its cash flow needs in all business environments. Core deposits, selling, securitizing, or pledging available assets, and funding from the wholesale capital markets provide the necessary liquidity.

The parent company's sources of liquidity include: unaffiliated bank lines of credit, capital markets, and affiliate dividends which may be subject to regulatory limits and in some cases require regulatory approval. Notes 10 and 13 of the consolidated financial statements address this further. At year-end 2001 the parent company had $25 million in available lines of credit from an unaffiliated bank. It has the capacity to issue up to $85.7 million of a $150 million medium term note program and $150 million of trust preferred securities available for future liquidity needs.

The following table shows the senior debt ratings for the parent company and the bank as of December 31, 2001.

SENIOR DEBT RATINGS

	Fitch IBCA, Inc.		Standard and Poor's		Moody's Investment Services	
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
Old National Bancorp	N/A	A-	N/A	BBB+	N/A	Baa1
Old National Bank	F1	A-	A2	A3	P2	A-

N/A = not applicable

Noninterest Income

Besides net interest income, Old National generates additional revenue, noninterest income, through fees and sales commissions from its core banking franchise and other related businesses, such as trust, investment products and insurance. This source of revenue has grown as a percentage of total revenue, excluding securities transactions, from 21.2% in 1999 to 25.7% in 2001. Noninterest income, excluding securities transactions, grew 6.3% in 2001 compared to 26.5% in 2000.

Trust fee income declined 8.4% in 2001 after a 3.9% increase in 2000. The weak 2000 equity market continued through 2001 and negatively impacted trust fees. Service charges on deposit accounts rose 17.9% in 2001 compared to 37.2% in 2000. The introduction of Worry Free Checking in late 1999 produced higher levels of collectible overdraft fees in both years. During 2000, Old National began selling a significant portion of its mortgage loan production. As a result, mortgage banking revenue rose significantly and benefited from declining interest rates in 2001. Insurance sales grew 15.6% in 2001 after a 73.9% increase in 2000. Agencies purchased in December 1999 and November 2000 contributed considerably to the insurance revenue growth. Investment and brokerage fees decreased 4.3% in 2001 due to weaker investment markets after 11.0% growth in 2000. Bank-owned life insurance revenue, representing income on officers' life insurance coverage, rose 23.0% in 2001 following 2.1% growth in 2000 as the return on the insurance contracts improved. The remaining other income categories declined $7.7 million in 2001 after a $4.8 million increase in 2000. This revenue fluctuation was primarily due to the gain on credit card portfolio and merchant processing sold during 2000.

In 2001 Old National realized net securities gains of $4.8 million as interest rates fell and debt security values rose during the year. As part of its ongoing balance sheet and interest rate risk management process, certain investments were sold with the proceeds reinvested or used to reduce borrowings. In 1999 realized net securities gains totaled $2.6 million as management restructured the investment portfolio and used these one-time gains to partially offset the one-time charter consolidation expenses.

Table 4 below presents changes in the components of noninterest income for the years 1999 through 2001.

NONINTEREST INCOME (TABLE 4)

(dollars in thousands)	2001	2000	1999	% Change From Prior Year 2001	% Change From Prior Year 2000
Trust fees	$ 20,681	$ 22,566	$21,722	(8.4)%	3.9%
Service charges on deposit accounts	40,478	34,337	25,022	17.9	37.2
Mortgage banking revenue	9,893	2,588	1,956	282.3	32.3
Loan fees	1,126	2,536	4,674	(55.6)	(45.8)
Insurance premiums and commissions	13,296	11,502	6,615	15.6	73.9
Investment product fees	6,819	7,125	6,416	(4.3)	11.0
Bank-owned life insurance	5,349	4,350	4,260	23.0	2.1
Other income	10,555	16,828	9,848	(37.3)	70.9
Subtotal	108,197	101,832	80,513	6.3	26.5
Net securities gains (losses)	4,770	(119)	2,637	N/M	(104.5)
Total noninterest income	$112,967	$101,713	$83,150	11.1%	22.3%
Noninterest income to total revenue(1)	25.7%	26.0%	21.2%		

(1) Excludes securities gains (losses) and uses tax equivalent revenue
N/M = not meaningful

Noninterest Expense

Old National strives to improve its efficiency through mergers, consolidation, cost control efforts, and technology advancements while still providing quality customer service. One key ratio used to evaluate performance is the efficiency ratio, with lower percentages representing positive trends. Old National's efficiency ratio using operating earnings (noninterest expense divided by net interest income, tax equivalized, plus noninterest income) was 57.59% in 2001, 58.29% in 2000, and 58.56% in 1999.

Salaries and benefits, which comprised approximately 50% of total noninterest expense, grew 6.1% in 2001 and 0.6% in 2000. Direct compensation rose 2.2% in 2001 and 3.2% in 2000. Salary incentives tied to financial results rose $0.9 million in 2001 after declining $4.0 million in 2000. Employee health insurance expense increased $3.3 million in 2001 as Old National experienced higher claims and costs. Occupancy rose 9.9% in 2001 and 6.0% in 2000 reflecting the impact of the Permanent acquisition and new branches opened in certain markets. Equipment expense declined 6.7% in 2001 after a 1.7% increase in 2000 as 2000 and 1999 had higher expenditures related to consolidation and Y2K. Marketing expense experienced minimal fluctuations during these periods. FDIC insurance premiums changed minimally in 2001 after an increase in 2000 due to general rate increases. Processing expense changed minimally in 2001 after a 6.1% decrease in 2000 reflecting lower expense following the credit card portfolio sale. Communications and transportation expense increased 6.6% in 2001 and 9.5% in 2000. Higher courier, telephone, and dataline charges resulted from general increases, new branches, and the consolidation process. Professional fees rose 58.9% in 2001 due to one-time consulting expenses, especially to implement the new Privacy Act, and higher levels of legal expenses. Following consolidation consulting expenses in 1999, professional fees declined 46.7% in 2000. Goodwill amortization grew in 2001 and 2000 due to the Permanent and insurance agency acquisitions. Other expense increased 11.2% in 2001 or $3.0 million as a rate-driven, refinancing surge increased loan related expenses and higher losses were incurred related to deposit accounts and operations. In 2000 other expense rose 17.4% as losses on deposit accounts increased $2.0 million primarily due to a full year of Worry Free checking. Higher deposit service charge income exceeded these additional losses.

Table 5 on the next page presents changes in the components of noninterest expense for the years 1999 through 2001.

NONINTEREST EXPENSE (TABLE 5)

(dollars in thousands)	2001	2000	1999	% Change From Prior Year 2001	2000
Salaries and employee benefits	$138,210	$130,236	$129,419	6.1%	0.6%
Occupancy	15,599	14,198	13,396	9.9	6.0
Equipment	16,206	17,378	17,081	(6.7)	1.7
Marketing	8,109	7,958	8,056	1.9	(1.2)
FDIC insurance premiums	1,222	1,255	928	(2.6)	35.2
Processing	10,757	10,698	11,391	0.6	(6.1)
Communications and transportation	10,907	10,236	9,346	6.6	9.5
Professional fees	7,415	4,666	8,761	58.9	(46.7)
Intangible amortization	6,810	4,546	2,645	49.8	71.9
Other expense	29,874	26,863	22,874	11.2	17.4
Subtotal	245,109	228,034	223,897	7.5	1.8
Merger and restructuring costs	9,703	37,503	—	N/M	N/M
Total noninterest expense	$254,812	$265,537	$223,897	(4.0)%	18.6%

N/M = Not meaningful

Provision For Income Taxes

Old National records a provision for income taxes currently payable and for income taxes payable in the future which arise due to timing differences in the recognition of certain items for financial statement and income tax purposes. The major difference between the effective tax rate applied to Old National's financial statement income and the federal statutory rate is caused by interest on tax-exempt securities and loans. Old National's effective tax rate was 22.9% in 2001, 19.1% in 2000, and 25.8% in 1999. In 2001 tax-exempt income constituted a lower percentage of income, raising the effective tax rate slightly.

In 2000 the lower levels of overall income due to restructuring charges combined with higher tax-exempt income lowered the effective tax rate. See Note 7 to the consolidated financial statements for additional details on Old National's income tax provision.

Interim Financial Data

Table 6 below provides a detailed summary of quarterly results of operations for the years ended December 31, 2001 and 2000. These results contain all normal and recurring adjustments necessary for a fair and consistent presentation.

INTERIM FINANCIAL DATA (TABLE 6)

(unaudited, dollars and shares in thousands, except per share data)	Quarter Ended 2001 December 31	September 30	June 30	March 31	Quarter Ended 2000 December 31	September 30	June 30	March 31
Interest income	$147,172	$155,740	$161,479	$165,316	$168,220	$166,407	$154,889	$148,759
Interest expense	72,718	82,315	87,881	95,494	101,235	98,686	87,392	81,091
Net interest income	74,454	73,425	73,598	69,822	66,985	67,721	67,497	67,668
Provision for loan losses	11,300	7,400	6,000	4,000	12,965	4,968	4,437	7,433
Noninterest income	31,114	27,326	29,266	25,261	26,549	25,589	26,124	23,451
Noninterest expense	62,400	58,639	71,835	61,938	62,445	73,159	56,113	73,820
Income before income taxes	31,868	34,712	25,029	29,145	18,124	15,183	33,071	9,866
Income taxes	7,141	8,578	4,946	7,045	2,500	1,960	9,214	874
Net income	$ 24,727	$ 26,134	$ 20,083	$ 22,100	$ 15,624	$ 13,223	$ 23,857	$ 8,992
Net income per share:								
Basic	$0.40	$0.42	$0.32	$0.35	$0.25	$0.21	$0.38	$0.14
Diluted	0.40	0.42	0.32	0.35	0.25	0.21	0.38	0.14
Weighted average shares:								
Basic	61,328	61,729	62,564	62,950	63,605	63,424	61,336	62,026
Diluted	61,412	61,819	62,655	63,053	63,727	63,597	61,998	63,486

FINANCIAL CONDITION

Overview

Total assets reached $9.1 billion at December 31, 2001, 3.6% higher than the prior year-end. Investments rose $436.8 million while loans declined $215.5 million. Total liabilities grew $299.8 million over 2000.

Investment Securities

Investment securities increased 24.1% over 2000 as loan growth slowed during the year and securities became a short-term alternative source of earning assets. As a result, investments reached 24.8% of total assets at December 31, 2001, up from 20.7% at December 2000.

While it does not actively trade its investment securities, Old National has classified all securities as available-for-sale to maximize flexibility to adapt to interest rate changes. The principal and interest payments along with the ability to pledge or liquidate, if necessary, available-for-sale securities provide funding to help meet unforeseen liquidity needs. The entire portfolio has an effective duration of 3.35 years.

At December 31, 2001, Old National held investment securities issued by certain states and their political subdivisions with the following aggregate market value: $118.1 million by Indiana and $111.9 million by Illinois. There were no other concentrations of investment securities issued by an individual state and its political subdivisions that were greater than 10% of shareholders' equity.

Average yields on the investment securities portfolio are calculated on a tax equivalent basis. Yields are based on the amortized cost and are weighted for the scheduled maturity of each investment. At year-end, average yields for the entire portfolio were 6.20% in 2001, 7.13% in 2000, and 6.97% in 1999. In 2001 the yield decline reflected both the lower rate environment and the new portfolio growth. The yield rose in 2000 due to the mix of securities within the portfolio. As part of the 2000 third quarter restructuring, Old National sold $300 million of long-duration, low-yielding mortgage-backed securities and replaced them with shorter-duration, but higher-yielding agency securities.

Table 7 below presents the maturity distribution of the investment portfolio, along with weighted average yields thereon.

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES (TABLE 7)

(dollars in thousands)	December 31, 2001 Within 1 Year	1 – 5 Years	5 – 10 Years	Beyond 10 Years	Total	December 31, 2000	1999
Fair Value							
U.S. Treasury	$ —	$ 5,300	$ —	$ —	$ 5,300	$ 5,307	$ 39,266
U.S. Government agencies and corporations	207,110	307,698	73,835	210	588,853	629,822	352,087
Mortgage-backed securities	186,635	661,722	89,706	645	938,708	481,354	801,051
States and political subdivisions	43,478	165,848	210,844	174,387	594,557	546,044	549,180
Other securities	3,690	30,677	471	86,129	120,967	149,036	79,854
Total	$440,913	$1,171,245	$374,856	$261,371	$2,248,385	$1,811,563	$1,821,438
Amortized Cost							
U.S. Treasury	$ —	$ 5,177	$ —	$ —	$ 5,177	$ 5,270	$ 39,830
U.S. Government agencies and corporations	204,284	307,102	74,669	210	586,265	629,216	363,901
Mortgage-backed securities	183,836	653,674	88,756	619	926,885	486,685	833,148
States and political subdivisions	42,925	161,076	206,794	174,305	585,100	538,295	553,253
Other securities	3,534	29,538	459	85,324	118,855	149,038	80,038
Total	$434,579	$1,156,567	$370,678	$260,458	$2,222,282	$1,808,504	$1,870,170
Weighted average yield, based on amortized cost (tax equivalent basis)	5.62%	6.00%	6.67%	7.41%	6.20%	7.13%	6.97%

Lending And Loan Administration

The key to Old National's success has long been its credit culture that features decision-making near the customer with corporate oversight. Community loan personnel have the authority to extend credit under guidelines established and administered by Old National's Credit Policy Committee. This committee, which meets quarterly, includes members from both the holding company and community bank. The committee monitors credit quality through its review of information such as delinquencies, problem loans, and charge-offs. The committee regularly reviews the loan policy to assure it remains appropriate for the current lending environment. Executive and credit committees at the local level provide additional knowledge, judgment, and experience to Old National's lending administration.

Old National maintains an independent corporate loan review program. Its loan review system evaluates loan administration, credit quality, compliance with corporate loan standards, and the adequacy of the allowance for loan losses. This program includes periodic on-site visits as well as regular off-site reviews of problem loan reports, delinquencies, and charge-offs.

Old National lends to commercial customers in various industries including manufacturing, agribusiness, transportation, mining, wholesaling, and retailing. Old National's policy is to concentrate its lending activity in the geographic market areas it serves, primarily Indiana, Illinois, Kentucky, Tennessee, and Ohio. Old National's only concentration of loans in any single industry exceeding 10% of its portfolio is real estate rental and leasing which comprise 12% of total loans. The portfolio does not contain any loans to finance highly leveraged buyout transactions or loans to foreign countries.

Loans, net of unearned income, decreased 3.4% after 11.1% loan growth in 2000 as the economy slowed and entered a recession. Commercial loans led the loan growth in 2001 with an 8.5% increase after achieving 20.0% growth in 2000. Commercial real estate activity slowed more significantly with 2.1% growth in 2001 compared to a 38.6% increase in 2000. Residential real estate loans continued to decline in 2001 with a 21.9% decrease after a 12.0% decline in 2000. Starting in 2000, Old National sold most of its fixed-rate loans originated and in 2000 sold $250.1 million of mortgage loans as part of its balance sheet restructuring. The lower rate environment in 2001 further contributed to the residential loan decrease by raising loan refinancing activity, much of which Old National sold. Consumer credit loans rose 2.3% in 2001 and 12.9% in 2000. Excluding residential mortgage loans due to the strategic change in 2000, total loans increased 4.4% in 2001 and 25.0% in 2000.

The portfolio is well diversified with 28.4% of the portfolio in commercial loans, 30.1% in commercial real estate, 24.1% in residential real estate, and 17.4% in consumer credit. Over the past five years, commercial and commercial real estate loans have grown faster relative to the other categories. With much of the

originations being sold, residential real estate loan balances should continue to decrease in dollars and as a percentage of the portfolio.

Old National's commercial lending is primarily to small- to medium-sized businesses in various industries in its region. Commercial real estate loans are generally made to similar companies in Old National's geographical area. These industries have been stable in Old National's market area and provide opportunities for growth. A significant percentage of commercial loans are due within one year, reflecting the short-term nature of a large portion of these loans. Table 8 below presents the maturity distribution and rate sensitivity of commercial loans and an analysis of these loans that have predetermined and floating interest rates.

DISTRIBUTION OF LOAN MATURITIES AT DECEMBER 31, 2001 (TABLE 8)

(dollars in thousands)	Within 1 Year	1-5 Years	Beyond 5 years	Total
Interest rates:				
Predetermined	$215,649	$346,898	$209,605	$ 772,152
Floating	634,951	243,627	92,207	970,785
Total	$850,600	$590,525	$301,812	$1,742,937

The significance of residential real estate loans, primarily 1-4 family properties, to the loan portfolio has declined since 1998. Higher levels of loan sales in 2001 and 2000 contributed to this trend. Old National's portfolio includes both adjustable-rate and fixed-rate loans.

Consumer loans include automobile loans, personal and home equity loans and lines of credit, and student loans. Old National sold the bulk of its credit card loans in 2000.

In the past four years, commercial loans increased an average of 13.7% per year while commercial real estate grew 18.2%. Consumer loans rose 6.9% while residential real estate loans declined 3.9% over the same period. Table 9 below presents the composition of the loan portfolio for each of the last five years.

LOAN PORTFOLIO AT YEAR-END (TABLE 9)

(dollars in thousands)	2001	2000	1999	1998	1997	Four-Year Growth Rate
Commercial	$1,742,937	$1,606,509	$1,338,255	$1,181,678	$1,042,656	13.7%
Commercial real estate	1,848,945	1,810,805	1,306,312	1,100,825	946,299	18.2
Residential real estate	1,477,180	1,890,872	2,148,974	1,986,195	1,735,557	(3.9)
Consumer credit	1,064,109	1,042,629	926,345	801,036	816,082	6.9
Subtotal	6,133,171	6,350,815	5,719,886	5,069,734	4,540,594	7.8%
Less: Unearned income	317	2,502	5,198	11,274	14,073	
Total loans	6,132,854	6,348,313	5,714,688	5,058,460	4,526,521	
Less: Allowance for loan losses	74,241	73,833	65,685	59,371	55,567	
Net loans	$6,058,613	$6,274,480	$5,649,003	$4,999,089	$4,470,954	
Composition Of Loan Portfolio By Type						
Commercial	28.4%	25.3%	23.4%	23.4%	23.0%	
Commercial real estate	30.1	28.5	22.9	21.8	20.9	
Residential real estate	24.1	29.8	37.6	39.3	38.3	
Consumer credit	17.4	16.4	16.1	15.5	17.8	

The adequacy of the allowance for loan losses is evaluated on a quarterly basis. This evaluation is based on reviews of specific loans, changes in the loan type and volume of the portfolios given current and anticipated economic conditions, and historical loss experience. Loans are charged off when they are deemed uncollectible.

Charge-offs, net of recoveries, totaled $28.3 million in 2001, $23.9 million in 2000 and, $9.5 million in 1999. In 2001 and 2000 net charge-off growth was concentrated primarily in commercial loans reflecting the slowdown of the economy and deterioration in collateral values. Net charge-offs to average loans ranged from 0.17% to 0.45% for the last five years.

Old National makes monthly provisions at levels deemed necessary to provide assurance that the allowance for loan losses is sufficient to absorb probable losses in the loan portfolio. For homogeneous loans, such as residential mortgage and consumer,

provision levels are determined using historical loss factors. For non-homogeneous loans, management allocates specific losses to loans in the highest risk categories with provisions for the remainder of the portfolio using formulas based in part upon historical loss factors. In addition, provisions reflect other risks affecting the loan portfolio, such as economic conditions in the geographic area, specific industry financial conditions, and experience of lending staff. The provision for loan losses in 2001 totaled $28.7 million, $29.8 million in 2000, including a $3.8 million provision related to mergers, and $14.8 million in 1999. The higher provision levels in 2001 and 2000 reflected the impact of the economic deterioration on the loan portfolio and higher charge-off levels.

Table 10 below summarizes activity in the allowance for loan losses for the years 1997 through 2001, along with an allocation of the year-end balances and related statistics for the allowance and net charge-offs.

ALLOWANCE FOR LOAN LOSSES (TABLE 10)

(dollars in thousands)	2001	2000	1999	1998	1997
Analysis					
Balance, January 1	$73,833	$65,685	$59,371	$55,567	$49,580
Loans charged off:					
Commercial	25,292	19,561	6,977	4,938	3,825
Commercial and residential real estate	1,399	1,500	1,524	1,312	736
Consumer credit	9,461	8,284	8,358	8,772	9,523
Total charge-offs	36,152	29,345	16,859	15,022	14,084
Recoveries on charged-off loans:					
Commercial	5,013	2,402	2,975	1,374	1,652
Commercial and residential real estate	165	510	443	376	1,209
Consumer credit	2,682	2,546	3,957	2,089	1,945
Total recoveries	7,860	5,458	7,375	3,839	4,806
Net charge-offs	28,292	23,887	9,484	11,183	9,278
Provision charged to expense	28,700	29,803	14,798	14,987	15,265
Acquired by acquisition	—	2,232	1,000	—	—
Balance, December 31	$74,241	$73,833	$65,685	$59,371	$55,567
Average loans for the year	$6,280,995	$6,087,869	$5,425,148	$4,744,091	$4,318,362
Allowance/year-end loans	1.21%	1.16%	1.15%	1.17%	1.23%
Allowance/average loans	1.18	1.21	1.21	1.25	1.29
Net charge-offs/average loans	0.45	0.39	0.17	0.24	0.21
Allocation At December 31					
Commercial	$30,528	$30,372	$28,386	$26,277	$26,211
Commercial and residential real estate	36,563	32,578	26,474	15,513	15,210
Consumer credit	7,150	10,883	10,825	17,581	14,146
Total	$74,241	$73,833	$65,685	$59,371	$55,567

Assets determined by the various evaluation processes to be under-performing receive special attention by Old National management. Under-performing assets consist of: 1) nonaccrual loans where the ultimate collectibility of interest is uncertain; 2) loans which have been renegotiated to provide for a reduction or deferral of interest or principal because the borrower's financial condition deteriorated; 3) loans with principal or interest past due ninety (90) days or more; and 4) foreclosed properties. Each

month, problem loan reports are prepared and reviewed at both the bank and holding company levels. These reports include loans that show indications of being unable to meet debt obligations in the normal course of business, carry other characteristics deemed by bank management to warrant special attention, or have been criticized by regulators in the examination process. Besides the loans classified as under-performing, management closely monitors loans totaling $359.8 million at

December 31, 2001, for the borrowers' ability to comply with present repayment terms. For these loans the existing conditions do not warrant either a partial charge-off or classification as nonaccrual. Management believes it has taken a conservative approach in its evaluation of under-performing credits and the loan portfolio in general, both in acknowledging the portfolio's general condition and in establishing the allowance for loan losses.

Interest income of approximately $9.0 million in 2001 and $5.7 million in 2000 would have been recorded on nonaccrual and restructured loans if such loans had been accruing interest throughout the year in accordance with their original terms. The amount of interest income actually recorded on nonaccrual and restructured loans was $4.5 million in 2001 and $2.7 million in 2000.

Under-performing assets as of year-end totaled $85.5 million in 2001 and $33.1 million in 2000. As a percent of total loans and foreclosed properties, under-performing assets at December 31 ranged between 0.50% and 1.39% over the last five years. In 2001 under-performing assets rose in most categories reflecting the weakening economy. The most significant change was the $25.7 million rise in renegotiated loans. This increase is concentrated in two borrowers whose loan payment schedules were modified to reduce their cashflow requirements while obtaining additional collateral and/or guarantees and shortening the loan term. At December 31, 2001, the allowance for loan losses to under-performing assets ratio stood at 87% compared to 223% in 2000 and 229% in 1999. The increase in renegotiated loans was the major factor in this ratio's trend in 2001.

Table 11 below presents the components of under-performing assets as of December 31 for the last five years.

UNDER-PERFORMING ASSETS (TABLE 11)

(dollars in thousands)	2001	2000	1999	1998	1997
Nonaccrual loans	$37,894	$22,690	$19,286	$19,074	$12,626
Renegotiated loans	25,871	227	450	458	920
Past due loans (90 days or more):					
Commercial	8,024	2,269	1,797	1,113	1,787
Commercial and residential real estate	2,946	2,795	2,462	5,802	3,077
Consumer	1,610	1,524	947	1,388	1,288
Total past due loans	12,580	6,588	5,206	8,303	6,152
Foreclosed properties	9,204	3,616	3,700	3,184	3,987
Total under-performing assets	$85,549	$33,121	$28,642	$31,019	$23,685
Under-performing assets/total loans and foreclosed properties	1.39%	0.52%	0.50%	0.61%	0.52%
Allowance for loan losses/under-performing assets	86.78	222.92	229.33	191.40	234.61

Deposits And Other Funding

Customer deposits include noninterest-bearing demand, regular savings and NOW accounts, money market accounts, and time deposits. Average deposits increased 4.8% in 2001 compared to 8.3% in 2000. During these years, all categories, except savings, experienced deposit growth. Other time deposits increased 4.6%

in 2001 and 14.3% in 2000 and included brokered certificates of deposit of $641.5 million in 2001, $829.4 million in 2000, and $489.2 million in 1999.

Table 12 below presents changes in the average balances of all funding sources for the years 1999 through 2001.

FUNDING SOURCES – AVERAGE BALANCES (TABLE 12)

(dollars in thousands)	2001	2000	1999	% Change From Prior Year 2001	2000
Demand deposits	$ 664,347	$ 636,636	$ 613,366	4.4%	3.8%
NOW deposits	930,120	820,067	805,371	13.4	1.8
Savings deposits	409,220	479,314	484,645	(14.6)	(1.1)
Money market deposits	778,366	712,215	712,401	9.3	—
Time deposits	3,706,416	3,542,215	3,099,269	4.6	14.3
Total deposits	6,488,469	6,190,447	5,715,052	4.8	8.3
Short-term borrowings	622,141	708,840	583,209	(12.2)	21.5
Other borrowings	1,023,271	878,262	771,552	16.5	13.8
Total funding sources	$8,133,881	$7,777,549	$7,069,813	4.6%	10.0%

Table 13 below presents a maturity distribution for certificates of deposit with denominations of $100,000 or more.

CERTIFICATES OF DEPOSIT, $100,000 AND OVER (TABLE 13)

(dollars in thousands)	Year-End Balance	Maturity Distribution 1-90 Days	91-180 Days	181-365 Days	Beyond 1 Year
2001	$984,632	$443,084	$256,004	$78,771	$206,773
2000	845,637	431,275	253,691	76,107	84,564
1999	524,511	248,264	111,960	97,515	66,772

Borrowings

Other short-term sources of funds include overnight borrowings from other financial institutions, securities sold under agreements to repurchase which generally mature within 30 days, and borrowings under U.S. Treasury demand notes. Collectively, the average short-term borrowings declined $86.7 million in 2001 due to deposit and other borrowings growth after increasing $125.6 million in 2000.

Other borrowings generally provide longer term funding and include debt from the Federal Home Loan Bank ("FHLB"), medium term notes, convertible/nonconvertible subordinated debentures, and trust preferred securities, if not listed separately.

In 1997 Old National registered a $150 million medium term note program and issued $10 million in 1998 and $54.3 million in 1997. These borrowings, combined with prior issuances, totaled $82.3 million at December 31, 2001 and have a weighted average effective interest rate of 6.81% with maturities between 2002 and 2007.

Holders of Old National's 8% convertible debentures converted the remaining principal amount of $12.8 million in 2000 and $9.3 million in 1999. These conversions resulted in the issuance of common stock shares totaling 1,086,000 in 2000 and 786,000 in 1999 with a corresponding increase in shareholders' equity.

In October 2001, Old National issued through its bank subsidiary 6.75% fixed-rate subordinated bank notes totaling $150 million and maturing in 2011. The notes qualify as Tier 2 capital for regulatory purposes. This senior and subordinated global bank note program has remaining funding capacity of $850 million.

In March 2000, Old National issued through a subsidiary $50.0 million trust preferred securities that mature in 2030 and have a 9.50% annual distribution rate. These securities may be redeemed on or after March 15, 2005, and qualify as Tier 1 capital for regulatory purposes. This shelf registration has remaining funding capacity of $150 million.

Table 14 presents the distribution of Old National's short-term borrowings and related weighted average interest rates for each of the last three years.

SHORT-TERM BORROWINGS (TABLE 14)

(dollars in thousands)	Funds Purchased	Repurchase Agreements	Other Short-term Borrowings
2001			
Outstanding at year-end	$119,700	$434,086	$131,526
Average amount outstanding	226,561	325,373	70,207
Maximum amount outstanding at any month-end	468,799	434,086	184,453
Weighted average interest rate:			
During year	4.21%	3.35%	4.30%
End of year	1.64	1.69	1.40
2000			
Outstanding at year-end	$248,844	$239,064	$ 71,915
Average amount outstanding	355,140	268,505	85,195
Maximum amount outstanding at any month-end	568,998	288,347	233,197
Weighted average interest rate:			
During year	6.47%	5.26%	6.30%
End of year	6.49	5.18	6.46
1999			
Outstanding at year-end	$379,611	$234,088	$ 65,760
Average amount outstanding	172,227	302,137	108,845
Maximum amount outstanding at any month-end	379,611	355,961	234,447
Weighted average interest rate:			
During year	5.21%	4.65%	5.08%
End of year	4.90	5.62	4.36

Capital Resources

Shareholders' equity totaled $639.2 million or 7.0% of total assets at December 31, 2001, and $626.3 million or 7.1% of total assets at year-end 2000. Old National paid $0.65 cash dividends per share in 2001 which totaled $40.1 million (restated for the 5% stock dividend paid in January 2002).

Treasury shares were repurchased to provide shares for reissuance under Old National's dividend reinvestment and stock purchase plan and for stock dividends. Treasury shares repurchased reduced shareholders' equity by $54.7 million in 2001 and $131.9 million in 2000. Shares reissued pursuant to the above programs and in connection with conversions of Old National's subordinated debentures added to shareholders' equity $2.1 million in 2001 and $28.2 million in 2000. Stock issued for purchase transactions, such as the Permanent acquisition and insurance agencies, totaled $90.8 million in 2000.

The accumulated other comprehensive income component of equity is primarily comprised of unrealized net securities gains (losses), net of tax. In late 2000 rates fell and generated a positive or gain of $2.0 million by December 31, 2000. As rates continued to fall in 2001, the accumulated other comprehensive income reached $14.5 million.

Old National and the banking industry are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can elicit certain mandatory actions by regulators that, if undertaken, could have a direct material effect on Old National's financial statements. Capital adequacy in the banking industry is evaluated primarily by the use of ratios that measure capital against assets and certain off-balance-sheet items. Certain ratios weight these assets based on risk characteristics according to regulatory accounting practices. At December 31, 2001, Old National and its bank subsidiary exceeded the regulatory minimums and met the regulatory definition of well-capitalized. Capital ratios for Old National and its significant bank subsidiary and the regulatory guidelines are presented in Table 15 below.

CAPITAL STRUCTURE AND REGULATORY GUIDELINES (TABLE 15)

(dollars in thousands)	2001	December 31, 2000	1999	Regulatory Guidelines Minimum	Regulatory Guidelines Well-Capitalized
OLD NATIONAL BANCORP					
Tier 1 Capital					
Shareholders' equity[(1)]	$624,703	$624,387	$614,316		
Plus: guaranteed preferred beneficial interests in subordinated debentures	50,000	50,000	—		
Less: intangibles	(88,066)	(93,337)	(33,531)		
Tier 1 capital	586,637	581,050	580,785		
Tier 2 Capital					
Subordinated debt	150,000	—	12,782		
Qualifying allowance for loan losses	74,241	73,833	65,255		
Total capital	$810,878	$654,883	$658,822		
Risk adjusted assets	$6,320,415	$6,291,155	$5,457,624		
Tier 1 capital to risk-adjusted assets	9.28%	9.24%	10.64%	4.00%	N/A
Total capital to risk-adjusted assets	12.83	10.41	12.07	8.00	N/A
Tier 1 capital to quarterly average assets (leverage ratio)	6.58	6.68	7.46	4.00	N/A
OLD NATIONAL BANK					
Tier 1 Capital					
Shareholders' equity[(1)]	$657,333	$679,691	$501,390		
Less intangibles	(81,739)	(75,072)	(3,801)		
Tier 1 capital	575,594	604,619	497,589		
Tier 2 Capital					
Subordinated debt	150,000	—	—		
Qualifying allowance for loan losses	73,298	71,159	52,125		
Total capital	$798,892	$675,778	$549,714		
Risk adjusted assets	$6,272,139	$6,263,810	$4,322,406		
Tier 1 capital to risk-adjusted assets	9.18%	9.65%	11.51%	4.00%	6.00%
Total capital to risk-adjusted assets	12.74	10.79	12.72	8.00	10.00
Tier 1 capital to quarterly average assets (leverage ratio)	6.47	6.94	7.63	3.00	5.00

(1) Excludes other comprehensive income
N/A = Not applicable

REPORT OF MANAGEMENT

Management's Responsibility For The Financial Statements

Management is responsible for the preparation of the financial statements and related financial information appearing in this annual report. The financial statements and notes have been prepared in conformity with generally accepted accounting principles and include some amounts which are estimates based upon currently available information and management's judgment of current conditions and circumstances. Financial information throughout this annual report is consistent with that in the financial statements.

System Of Internal Accounting Controls

Management maintains a system of internal accounting controls which is believed to provide, in all material respects, reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are properly authorized and recorded, and the financial records are reliable for preparing financial statements and maintaining accountability for assets. In addition, Old National has a corporate code of conduct under which employees are to maintain high levels of ethical business standards. All systems of internal accounting controls are based on management's judgment that the cost of controls should not exceed the benefits to be achieved and that no system can provide absolute assurance that control objectives are achieved. Management believes Old National's system provides the appropriate balance between costs of controls and the related benefits.

In order to monitor compliance with this system of controls, Old National maintains an extensive internal audit program. Internal audit reports are issued to appropriate officers and significant audit exceptions, if any, are reviewed with management and the Audit Committee of the Board of Directors.

Audit Committee Of The Board

The Board of Directors, through an Audit Committee comprised solely of outside directors, oversees management's discharge of its financial reporting responsibilities. The Audit Committee meets regularly with the Company's independent public accountants, PricewaterhouseCoopers LLP, and the managers of internal auditing and loan review. During these meetings, the committee has the opportunity to meet privately with the independent public accountants as well as with internal audit and loan review personnel to review accounting, auditing, loan, and financial reporting matters. The appointment of the independent public accountants is made by the Board of Directors upon the recommendation of the Audit Committee.

Independent Accountants

The financial statements in this annual report have been audited by PricewaterhouseCoopers LLP, for the purpose of determining that the financial statements are presented fairly in all material respects. PricewaterhouseCoopers LLP's report on the financial statements appears on this page. Their audit included a consideration of Old National's system of internal accounting controls, for the purpose of setting the scope and timing of their auditing procedures.

REPORT OF INDEPENDENT ACCOUNTANTS

To The Shareholders And The Board Of Directors Of Old National Bancorp:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Old National Bancorp and affiliates (the "Company") at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Old National Bancorp and Heritage Financial Services, Inc. on March 1, 2000, and the merger of Old National Bancorp and ANB Corporation and subsidiaries on March 10, 2000, in transactions accounted for as poolings of interests, as described in Note 2 to the consolidated financial statements. We did not audit the financial statements of Heritage Financial Services, Inc. or ANB Corporation and subsidiaries, which statements reflect net income of $2,850,723 and $7,712,000, respectively, for the year ended December 31, 1999. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Heritage Financial Services, Inc. and ANB Corporation and subsidiaries, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chicago, Illinois
January 25, 2002

(dollars and shares in thousands)	December 31, 2001	December 31, 2000
Assets		
Cash and due from banks	$ 224,663	$ 202,600
Money market investments	71,703	13,549
Total cash and cash equivalents	296,366	216,149
Investment securities – available-for-sale, at fair value	2,248,385	1,811,563
Loans, net of unearned income	6,132,854	6,348,313
Allowance for loan losses	(74,241)	(73,833)
Net loans	6,058,613	6,274,480
Premises and equipment, net	120,873	131,793
Accrued interest receivable	64,705	71,490
Other assets	291,531	262,273
Total assets	$9,080,473	$8,767,748
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 733,814	$ 711,413
Interest-bearing:		
NOW	1,076,159	841,935
Savings	417,511	478,400
Money market	712,491	761,179
Time	3,676,465	3,790,979
Total deposits	6,616,440	6,583,906
Short-term borrowings	685,312	559,823
Accrued expenses and other liabilities	89,440	84,513
Guaranteed preferred beneficial interests in subordinated debentures	50,000	50,000
Other borrowings	1,000,046	863,165
Total liabilities	8,441,238	8,141,407
Commitments and contingencies (Note 12)		
Shareholders' Equity		
Preferred stock, 2,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $1 stated value, 150,000 shares authorized, 61,174 and 60,311 shares issued and outstanding, respectively	61,174	60,311
Capital surplus	472,467	457,267
Retained earnings	91,062	106,809
Accumulated other comprehensive income, net of tax	14,532	1,954
Total shareholders' equity	639,235	626,341
Total liabilities and shareholders' equity	$9,080,473	$8,767,748

The accompanying notes to consolidated financial statements are an integral part of this statement.

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Interest Income			
Loans including fees:			
Taxable	$495,138	$508,886	$443,211
Nontaxable	16,231	12,606	8,894
Investment securities:			
Taxable	89,867	88,009	84,341
Nontaxable	27,666	27,155	27,508
Money market investments	805	1,619	1,859
Total interest income	629,707	638,275	565,813
Interest Expense			
Deposits	253,614	267,612	212,710
Short-term borrowings	23,462	42,446	28,550
Other borrowings	61,332	58,346	43,311
Total interest expense	338,408	368,404	284,571
Net interest income	291,299	269,871	281,242
Provision for loan losses	28,700	29,803	14,798
Net interest income after provision for loan losses	262,599	240,068	266,444
Noninterest Income			
Trust fees	20,681	22,566	21,722
Service charges on deposit accounts	40,478	34,337	25,022
Mortgage banking revenue	9,893	2,588	1,956
Loan fees	1,126	2,536	4,674
Insurance premiums and commissions	13,296	11,502	6,615
Investment product fees	6,819	7,125	6,416
Bank-owned life insurance	5,349	4,350	4,260
Net securities gains (losses)	4,770	(119)	2,637
Other income	10,555	16,828	9,848
Total noninterest income	112,967	101,713	83,150
Noninterest Expense			
Salaries and employee benefits	138,210	130,236	129,419
Occupancy	15,599	14,198	13,396
Equipment	16,206	17,378	17,081
Marketing	8,109	7,958	8,056
FDIC insurance premiums	1,222	1,255	928
Processing	10,757	10,698	11,391
Communication and transportation	10,907	10,236	9,346
Professional fees	7,415	4,666	8,761
Intangible amortization	6,810	4,546	2,645
Other	29,874	26,863	22,874
Merger and restructuring costs	9,703	37,503	—
Total noninterest expense	254,812	265,537	223,897
Income from continuing operations before income taxes	120,754	76,244	125,697
Income taxes	27,710	14,548	32,440
Income from continuing operations	93,044	61,696	93,257
Discontinued operations	—	—	4,101
Net income	$ 93,044	$ 61,696	$ 97,358
Net Income From Continuing Operations Per Common Share			
Basic	$1.49	$0.98	$1.48
Diluted	1.49	0.98	1.44
Net Income Per Common Share			
Basic	$1.49	$0.98	$1.54
Diluted	1.49	0.98	1.50
Weighted Average Number Of Common Shares Outstanding			
Basic	62,137	62,602	63,130
Diluted	62,229	63,210	65,284

The accompanying notes to consolidated financial statements are an integral part of this statement.

(dollars and shares in thousands)	Common Stock Shares	Common Stock Amount	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity	Comprehensive Income
Balance, December 31, 1998	39,392	$39,392	$365,898	$180,428	$ 20,131	$605,849	
Net income	—	—	—	97,358	—	97,358	$ 97,358
Unrealized net security loss and reclassification adjustment, net of $32,566 tax	—	—	—	—	(49,698)	(49,698)	(49,698)
Mergers	648	648	10,538	6,715	246	18,147	
Cash dividends	—	—	—	(35,557)	—	(35,557)	
3 for 2 stock split and 5% stock dividend	17,600	17,600	68,851	(86,451)	—	—	
Stock repurchased	(2,582)	(2,582)	(75,917)	—	—	(78,499)	
Stock reissued under dividend reinvestment, stock options, and stock purchase plan	749	749	17,487	(109)	—	18,127	
Stock reissued due to conversion of subordinated debentures	711	711	8,557	—	—	9,268	
Balance, December 31, 1999	56,518	56,518	395,414	162,384	(29,321)	584,995	$ 47,660
Net income	—	—	—	61,696	—	61,696	$ 61,696
Unrealized net security gain and reclassification adjustment, net of $20,515 tax	—	—	—	—	31,275	31,275	31,275
Mergers	3,412	3,412	87,399	—	—	90,811	
Cash dividends	—	—	—	(38,768)	—	(38,768)	
5% stock dividend	2,872	2,872	75,631	(78,503)	—	—	
Stock repurchased	(4,336)	(4,336)	(127,572)	—	—	(131,908)	
Stock reissued under dividend reinvestment, stock options, and stock purchase plan	811	811	14,770	—	—	15,581	
Stock reissued due to conversion of subordinated debentures	1,034	1,034	11,625	—	—	12,659	
Balance, December 31, 2000	60,311	60,311	457,267	106,809	1,954	626,341	$ 92,971
Net income	—	—	—	93,044	—	93,044	$ 93,044
Unrealized net security gain and reclassification adjustment, net of $8,760 tax	—	—	—	—	14,284	14,284	14,284
Net derivative losses on cash flow hedges, net of $(1,069) tax	—	—	—	—	(1,706)	(1,706)	(1,706)
Cash dividends	—	—	—	(40,131)	—	(40,131)	
5% stock dividend	2,913	2,913	65,747	(68,660)	—		
Stock repurchased	(2,131)	(2,131)	(52,592)	—	—	(54,723)	
Stock reissued under dividend reinvestment, stock options, and stock purchase plan	81	81	2,045	—	—	2,126	
Balance, December 31, 2001	61,174	$61,174	$472,467	$ 91,062	$ 14,532	$639,235	$105,622

The accompanying notes to consolidated financial statements are an integral part of this statement.

	Years Ended December 31,		
(dollars in thousands)	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 93,044	$ 61,696	$ 97,358
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	13,513	13,746	13,473
Amortization of intangible assets	6,908	4,546	2,645
Net premium amortization on investment securities	1,242	(2,098)	1,194
Provision for loan losses	28,700	29,803	14,798
Net securities (gains) losses	(4,770)	15,396	(2,637)
(Gains) losses on sale of other assets	(102)	6,452	(2,792)
Residential real estate loans originated for sale	(751,164)	(332,855)	(66,318)
Proceeds from sale of mortgage loans	752,193	324,988	69,061
Increase in interest receivable	(6,785)	(10,048)	(3,682)
(Increase) decrease in other assets	(23,367)	12,759	(22,181)
Increase (decrease) in accrued expenses and other liabilities	(2,741)	(19,977)	19,605
Total adjustments	13,627	42,712	23,166
Net cash flows provided by operating activities	106,671	104,408	120,524
Cash Flows From Investing Activities			
Cash and cash equivalents of subsidiaries acquired	—	13,397	8,070
Purchase of investment securities available-for-sale	(1,558,133)	(758,464)	(1,159,107)
Proceeds from maturities of investment securities available-for-sale	819,282	285,045	616,035
Proceeds from sales of investments securities available-for-sale	328,601	636,706	421,903
Net principal collected from (loans made to) customers	186,099	(339,608)	(646,564)
Proceeds from sale of premises and equipment	1,448	4,561	2,028
Purchase of premises and equipment	(4,968)	(27,060)	(24,153)
Net cash flows used in investing activities	(227,671)	(185,423)	(781,788)
Cash Flows From Financing Activities			
Net increase (decrease) in deposits, short-term and other borrowings:			
Noninterest-bearing demand deposits	22,401	63,081	(19,670)
Savings, NOW and money market deposits	124,647	(30,930)	23,672
Time deposits	(115,004)	270,005	485,904
Short-term borrowings	125,489	(119,636)	163,623
Other borrowings	(12,088)	5,298	101,578
Net payments on medium term notes	(1,500)	(12,500)	—
Proceeds from issue of subordinated bank notes	150,000	—	—
Proceeds from guaranteed preferred beneficial interests in subordinated debentures	—	50,000	—
Cash dividends paid	(40,131)	(38,768)	(35,557)
Common stock repurchased	(54,723)	(131,908)	(78,499)
Common stock reissued, net of shares used to convert subordinated debentures	2,126	15,581	18,127
Net cash flows provided by financing activities	201,217	70,223	659,178
Net increase (decrease) in cash and cash equivalents	80,217	(10,792)	(2,086)
Cash and cash equivalents at beginning of period	216,149	226,941	229,027
Cash and cash equivalents at end of period	$ 296,366	$ 216,149	$ 226,941

The accompanying notes to consolidated financial statements are an integral part of this statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Presentation

The accompanying consolidated financial statements include the accounts of Old National Bancorp ("Old National") and its wholly-owned affiliates and have been prepared in conformity with generally accepted accounting principles and prevailing practices within the banking industry. Such principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosures of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All significant intercompany transactions and balances have been eliminated. The statements have been restated to reflect mergers accounted for by the pooling-of-interests method of accounting. A summary of the more significant accounting and reporting policies used in preparing the statements is presented below.

Nature Of Operations

Old National, a financial bank holding company headquartered in Evansville, Indiana, operates in Indiana, Illinois, Kentucky, Tennessee and Ohio. Through its bank and non-bank affiliates, Old National provides to its customers an array of financial services including loan, deposit, trust, investment, and insurance products.

Investment Securities

Old National has classified all investments as available-for-sale. Accordingly, these securities are recorded at fair value with the unrealized gains and losses, net of tax effect, recorded as a separate component of shareholders' equity. Realized gains and losses affect income and the prior fair value adjustments are reclassed.

Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Loans

Loans are stated at the principal amount outstanding. Interest income is accrued on the principal balances of loans outstanding, except on discounted loans which are recognized using other methods that generally approximate the interest method. A loan is generally placed on nonaccrual status when principal or interest becomes 90 days past due unless it is well secured and in the process of collection, or earlier when concern exists as to the ultimate collection of principal or interest. Interest accrued during the current year on such loans is reversed against earnings. Interest accrued in the prior year, if any, is charged to the allowance for loan losses.

As an element of managing interest rate risk exposure, Old National pre-sells residential mortgage loans to third parties. At December 31, 2001, approximately $28.1 million of such loans was held and carried at the lower of cost or fair value.

Allowance For Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the consolidated loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on reviews of individual loans, the risk characteristics of the various categories of loans given current economic conditions and other factors such as historical loss experience, financial condition of the borrower, fair market value of the collateral, and growth of the loan portfolio. The allowance is increased through a provision charged to operating expense. Loans deemed to be uncollectible are charged to the allowance. Recoveries of loans previously charged off are added to the allowance.

A loan is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement. Old National's policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status.

Premises And Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to operating expense over the useful life of the assets, principally on the straight-line method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Other Assets

Real estate properties acquired as a result of foreclosure are valued at the lower of the recorded investment in the related loan or fair value of the property less estimated cost to sell. The recorded investment is the sum of the outstanding principal loan balance, any accrued interest which has not been received, and acquisition cost associated with the loan. Any excess recorded investment over the fair value of the property received is charged to the allowance for loan losses. Any subsequent write-downs are charged to expense, as are the costs of operating the properties. Such costs are not material to Old National's results of operation.

Total acquisition costs over the fair value of net assets acquired were $87.2 million at December 31, 2001 and are being amortized on the straight-line basis over periods ranging from 20 to 25 years through December 31, 2001. Future amortization beyond December 31, 2001 will be impacted by Financial Accounting Standards Board's Statements No. 141 and 142 as described later in this footnote. The recoverability of such assets and their carrying value are periodically evaluated.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during each year, adjusted to reflect all stock dividends (Note 9) and all mergers accounted for as poolings-of-interests as if they had occurred at the beginning of the earliest year presented. Diluted net income per share is computed as above and assumes the conversion of outstanding subordinated debentures (Note 10) and certain stock options (Note 8). On the next page is a table reconciling basic and diluted earnings per share ("EPS") for the years ended 2001, 2000, and 1999.

EARNINGS PER SHARE RECONCILIATION

(dollars and shares in thousands, except per share data)	Years Ended December 31, 2001 Income	2001 Shares	2001 Amount	2000 Income	2000 Shares	2000 Amount	1999 Income	1999 Shares	1999 Amount
Basic EPS									
Income from continuing operations	$93,044	62,137	$1.49	$61,696	62,602	$0.98	$93,257	63,130	$1.48
Effect Of Dilutive Securities									
Stock options	—	92		—	212		—	366	
8% convertible debentures	—	—		130	396		834	1,788	
Diluted EPS									
Income from continuing operations and assumed conversions	$93,044	62,229	$1.49	$61,826	63,210	$0.98	$94,091	65,284	$1.44

Income Taxes

Deferred tax assets and liabilities are recorded based on differences between the financial statement and tax bases of assets and liabilities at income tax rates currently in effect. For Old National, this results in a net deferred tax asset which relates principally to differences in the recognition of loan losses for book and tax purposes.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, Old National's affiliate banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Statement Of Cash Flows Data

For the purpose of presentation in the accompanying Statement of Cash Flows, cash and cash equivalents are defined as cash, due from banks, and money market investments, which have maturities less than 90 days. Cash paid during the years ended December 31, 2001, 2000, and 1999, for interest was $353.0 million, $363.8 million, and $274.5 million, respectively. Total income tax payments during 2001, 2000, and 1999, were $34.7 million, $26.4 million, and $32.3 million, respectively.

Impact Of Accounting Changes

Effective January 1, 2001, Old National adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. This statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Effective April 1, 2001, Old National adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing Financial Assets and Extinguishments of Liabilities" that replaced SFAS No. 125.

The adoption of both statements did not have a material impact on Old National's financial condition or its results of operations.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The Statement addresses financial accounting and reporting for business combinations and supersedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combination." It requires all business combinations within the scope of the Statement to be accounted for using one method, the purchase method. It establishes criteria for the initial recognition of intangible assets acquired in a business combination. The provisions of the Statement apply to all business combinations initiated after June 30, 2001 and to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001 or later.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." The Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." Under this Statement, goodwill and other intangible assets that have indefinite useful lives will not be subject to amortization. The Statement is effective for fiscal years beginning after December 15, 2001. Certain provisions of the Statement are effective for goodwill and other acquired intangible assets for which the acquisition date is after June 30, 2001.

Old National adopted SFAS No. 141 and SFAS No. 142 effective January 1, 2002. The impact of adoption of SFAS No. 142 resulted in no impairment loss adjustment to goodwill and intangible balances, which were recorded at $87.2 million at January 1, 2002. It is estimated that the positive impact on 2002 earnings of the elimination of the amortization from $82.8 of indefinite-lived assets will be approximately $5.4 million.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2001 presentation. Such reclassifications had no effect on net income.

NOTE 2 – BUSINESS COMBINATIONS AND DISCONTINUED OPERATIONS

Completed Mergers

On March 1, 2000, Old National and Heritage Financial Services, Inc. ("Heritage") of Clarksville, Tennessee, consummated a merger in which Old National issued 2,191,322 common shares in exchange for all of the outstanding common shares of Heritage. The transaction was accounted for as a pooling-of-interests. Net income for Heritage prior to merger included in the 2000 financial statements for the period ended March 1, 2000 was $509 thousand.

On March 10, 2000, Old National and ANB Corporation ("ANB") of Muncie, Indiana, consummated a merger in which Old National issued 7,316,153 common shares in exchange for all of the outstanding common shares of ANB. The transaction was accounted for as a pooling-of-interests. Net income for ANB prior to merger included in the 2000 financial statements for the period ended March 10, 2000 was $1.3 million.

On July 27, 2000, Old National and Permanent Bancorp ("Permanent") of Evansville, Indiana, consummated a merger in which Old National issued 3,301,047 common shares in exchange for all of the outstanding common shares of Permanent. The transaction was accounted for as a purchase. Intangible assets of $61.8 million were recorded from this purchase and are being amortized no longer than 20 years. As part of the regulatory approval process for the transaction, the Department of Justice required two Permanent branches in Evansville to be sold to another banking company. These two branches had total deposits of approximately $41 million and were divested on November 17, 2000.

The following table presents a restatement of the 1999 net interest income, net income, and basic net income from continuing operations per share to reflect these pooling-of-interests transaction (dollars in thousands, except per share data):

BUSINESS COMBINATIONS AND DISCONTINUED OPERATIONS

	Original	Heritage	ANB	As restated herein
1999				
Net interest income	$238,387	$10,871	$31,984	$281,242
Net income from continuing operations	82,694	2,851	7,712	93,257
Basic net income per share, as restated for stock dividends	1.56			1.48

Discontinued Operations

During 1999, contingencies related to the June 1998 sale of Consumer Acceptance Corporation's sub-prime auto loans, which was treated as discontinued operations, were favorably resolved. Income from discontinued operations for the year ended December 31, 1999 was as follows (dollars in thousands):

DISCONTINUED OPERATIONS

	Year Ended December 31, 1999
Gain before taxes from disposal of discontinued operations	$6,835
Income tax expense	2,734
Income from discontinued operations	$4,101
Income from discontinued operations per common share:	
Basic	$ 0.06
Diluted	0.06

NOTE 3 – INVESTMENT SECURITIES

The following tables summarize the amortized cost and fair value of the available-for-sale investment securities portfolio at December 31, 2001 and 2000, and the corresponding amounts of unrealized gains and losses therein (dollars in thousands):

Available-for-Sale	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2001				
U.S. Treasury	$ 5,177	$ 123	$ —	$ 5,300
U.S. Government agencies and corporations	586,265	7,528	(4,940)	588,853
Mortgage-backed securities	926,885	13,482	(1,659)	938,708
State and political subdivisions	585,100	11,651	(2,194)	594,557
Other securities	118,855	2,211	(99)	120,967
Total	$2,222,282	$34,995	$(8,892)	$2,248,385
December 31, 2000				
U.S. Treasury	$ 5,270	$ 37	$ —	$ 5,307
U.S. Government agencies and corporations	629,216	3,617	(3,011)	629,822
Mortgage-backed securities	486,685	2,413	(7,744)	481,354
State and political subdivisions	538,295	9,071	(1,322)	546,044
Other securities	149,038	621	(623)	149,036
Total	$1,808,504	$15,759	$(12,700)	$1,811,563

Proceeds from sales of investment securities available-for-sale were $328.6 million in 2001 and $636.7 million in 2000. In 2001 realized gains were $4.8 million. In 2000 realized gains were $0.1 million and losses were $15.5 million. Losses of $15.3 million were related to restructuring. At December 31, investment securities were pledged to secure public and other funds with a carrying value of $1,131 million in 2001 and $1,031 million in 2000.

The amortized cost and fair value of the investment securities portfolio at December 31, 2001 and 2000, are shown below by expected maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

(dollars in thousands)	2001		2000	
Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year	$ 434,579	$ 440,913	$ 524,990	$ 523,577
One to five years	1,156,567	1,171,245	410,127	414,975
Five to ten years	370,678	374,856	644,908	642,966
Beyond ten years	260,458	261,371	228,479	230,045
Total	$2,222,282	$2,248,385	$1,808,504	$1,811,563

NOTE 4 – LOANS

The composition of loans at December 31, 2001 and 2000, by lending classification was as follows (dollars in thousands):

	December 31,	
	2001	2000
Commercial	$1,742,937	$1,606,509
Commercial real estate	1,848,945	1,810,805
Residential real estate	1,477,180	1,890,872
Consumer credit, net	1,063,792	1,040,127
Total loans	$6,132,854	$6,348,313

Through its affiliates, Old National makes loans to customers in various industries including manufacturing, agribusiness, transportation, mining, wholesaling, and retailing, predominately in its five-state region. The loan portfolio is diversified with the only industry exceeding 10% of total loans being real estate rental and leasing which comprise 12%.

Executive officers and directors of Old National and significant subsidiaries and their related interests are loan customers of Old National's affiliate banks in the normal course of business. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated parties and involve no unusual risk of collectibility. An analysis of the 2001 activity of these loans is as follows (dollars in thousands):

	2001
Balance, January 1	$ 74,341
New loans	255,410
Repayments	(231,219)
Officer and director changes	(6,277)
Balance, December 31	$ 92,255

NOTE 5 – ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses during the years 2001, 2000, and 1999 was as follows (dollars in thousands):

| | December 31, | | |
	2001	2000	1999
Balance at beginning of year	$73,833	$65,685	$59,371
Additions:			
Provision charged to expense	28,700	29,803	14,798
Acquired by acquisition	—	2,232	1,000
Deductions:			
Loans charged off	36,152	29,345	16,859
Recoveries	(7,860)	(5,458)	(7,375)
Net charge-offs	28,292	23,887	9,484
Balance at end of year	$74,241	$73,833	$65,685

At December 31, 2001, the recorded investment in loans for which impairment has been recognized was $43.2 million with no related allowance and $196.6 million with $14.7 million of related allowance. At December 31, 2000, the recorded investment in loans for which impairment has been recognized was $13.9 million with no related allowance and $126.8 million with $28.8 million of related allowance.

For the year ended December 31, 2001, the average balance of impaired loans was $220.0 million for which $14.7 million of interest was recorded. For the year ended December 31, 2000, the average balance of impaired loans was $100.6 million, for which $10.9 million of interest was recorded.

NOTE 6 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of certain financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, are required to be disclosed when it is practicable to estimate fair value. The following methods and assumptions were used to estimate the fair value of each type of financial instrument.

Cash, Due From Banks And Money Market Investments
For these instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities
For investment securities, fair values are based on quoted market prices, if available. For securities where quoted prices are not available, fair value is estimated based on market prices of similar securities.

Loans
The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits
The fair value of noninterest-bearing demand deposits and savings, NOW, and money market deposits is the amount payable as of the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits with similar remaining maturities.

Short-Term Borrowings
Federal funds purchased and securities sold under agreements to repurchase generally have an original term to maturity of 30 days or less and, therefore, their carrying amount is a reasonable estimate of fair value.

Other Borrowings
The fair value of Federal Home Loan Bank ("FHLB") borrowings and medium term notes is estimated using rates currently offered for obligations with similar remaining maturities. The fair value of trust preferred securities and subordinated bank notes are estimated using rates currently available to Old National for debt with similar terms and remaining maturities.

Off-Balance-Sheet Financial Instruments
Loan commitments and standby letters of credit are generally short-term and therefore, their carrying amount is a reasonable estimate of their fair value.

The estimated carrying and fair values of Old National's financial instruments as of December 31, 2001 and 2000, are as follows (dollars in thousands):

	Carrying Value	Fair Value
2001		
Financial Assets		
Cash, due from banks and money market investments	$ 296,366	$ 296,366
Investment securities	2,248,385	2,248,385
Loans, net	6,058,613	6,129,438
Financial Liabilities		
Deposits	$6,616,440	$6,642,489
Short-term borrowings	685,312	686,786
Other borrowings	1,050,046	1,082,596
Off-Balance-Sheet Financial Instruments		
Commitments to extend credit		$1,113,260
Letters of credit		53,940
2000		
Financial Assets		
Cash, due from banks and money market investments	$ 216,149	$ 216,149
Investment securities	1,811,563	1,811,563
Loans, net	6,274,480	6,287,255
Financial Liabilities		
Deposits	$6,583,906	$6,601,873
Short-term borrowings	559,823	559,823
Other borrowings	913,165	923,176
Off-Balance-Sheet Financial Instruments		
Commitments to extend credit		$1,152,835
Letters of credit		36,216
Interest rate swaps		1,560

NOTE 7 – INCOME TAXES

Following is a summary of the major items comprising the difference in taxes computed at the federal statutory rate and as recorded in the consolidated statement of income for the years ended December 31:

	2001	2000	1999
Provision at statutory rate	35.0%	35.0%	35.0%
Tax-exempt income	(12.8)	(17.3)	(9.8)
State income taxes	0.2	0.4	2.7
State apportionment changes	—	—	(1.1)
Other, net	(.5)	1.0	(1.0)
Effective tax rate	22.9%	19.1%	25.8%

The provision for income taxes consists of the following components for the years ended December 31, (dollars in thousands):

	2001	2000	1999
Income taxes currently payable:			
Federal	$32,375	$21,068	$28,446
State	(9)	758	5,565
Deferred income taxes related to:			
Provision for loan losses	(758)	(2,915)	(1,831)
Other, net	(3,898)	(4,363)	2,994
Deferred income tax expense (benefit)	(4,656)	(7,278)	1,163
Provision for income taxes	$27,710	$14,548	$35,174
Provision detail:			
Continuing operations	$27,710	$14,548	$32,440
Discontinued operations	—	—	2,734
Total	$27,710	$14,548	$35,174

Significant components of net deferred tax assets at December 31 are as follows (dollars in thousands):

	2001	2000
Deferred Tax Assets		
Allowance for loan losses, net of recapture	$28,225	$27,269
Benefit plan accruals	9,738	7,978
AMT credit	9,491	6,000
Purchase accounting	1,939	3,034
Other, net	1,167	—
Total deferred tax assets	50,560	44,281
Deferred Tax Liabilities		
Premises and equipment	(1,564)	(2,427)
Accretion on investment securities	(678)	(1,114)
Unrealized gain on available-for-sale investment securities	(10,160)	(1,104)
Lease receivable, net	(10,237)	(7,546)
Mortgage servicing rights	(3,440)	(1,421)
Other, net	—	(3,267)
Total deferred tax liabilities	(26,079)	(16,879)
Net deferred tax assets	$24,481	$27,402

NOTE 8 – EMPLOYEE BENEFIT PLANS

Retirement Plan

Old National has a noncontributory defined benefit retirement plan covering substantially all full-time employees. Retirement benefits are based on years of service and compensation during the highest paid five years of employment. Old National's policy is to contribute at least the minimum funding requirement determined by the plan's actuary.

During 2001, Old National amended this plan to freeze the benefits accrued for all participants, except active participants who have completed at least 20 years of service or who have attained age 50 with at least five years of vesting service. This curtailment resulted in $7.6 million reduction in the benefit obligation as of year-end 2001 and a $0.2 million reduction in pension expense in 2001. In addition, the amendment discontinues new enrollments under the Plan after December 31, 2001.

The following table sets forth the plan's funded status and the amount recognized in the consolidated balance sheet at December 31, 2001, 2000, and 1999 and includes the impact of acquisitions when they are added to the plan (dollars in thousands):

	2001	2000	1999
Change In Benefit Obligation			
Balance at January 1	$ 43,833	$30,811	$32,233
Service cost	3,600	2,998	2,813
Interest cost	3,344	2,694	2,155
Acquisitions	—	9,192	—
Benefits paid	(6,426)	(4,096)	(3,182)
Actuarial (gain) loss	15,178	2,234	(3,208)
Curtailment adjustment	(7,617)	—	—
Balance at December 31	51,912	43,833	30,811
Change In Plan Assets			
Fair value at January 1	39,947	30,152	28,694
Actual return on plan assets	(1,170)	315	3,450
Employer contributions	217	133	1,269
Transfers	—	13,662	80
Benefits paid	(6,426)	(4,096)	(3,182)
Administrative expenses	(315)	(219)	(159)
Fair value at December 31	32,253	39,947	30,152
Funded status	(19,659)	(3,886)	(659)
Unrecognized:			
Net actuarial (gain) loss	9,398	(2,670)	(3,430)
Transition asset	(1,293)	(1,724)	(1,765)
Prior service cost	300	31	329
Accrued benefit cost	$(11,254)	$(8,249)	$(5,525)
Assumptions as of December 31			
Discount rate	7.25%	7.75%	7.50%
Expected return on plan assets	8.00	8.00	8.00
Rate of compensation increase	5.00	5.00	5.00

The net pension expense and its components for the years ended December 31 were as follows (dollars in thousands):

	2001	2000	1999
Service cost	$3,600	$2,998	$2,813
Interest cost	3,344	2,694	2,155
Expected return on plan assets	(3,162)	(2,851)	(2,131)
Amortization of prior service cost	(42)	(23)	58
Amortization of transitional asset	(431)	(396)	(361)
Recognized actuarial loss	140	(89)	88
Curtailment gain included in current year	(227)	—	—
Net pension expense	$3,222	$2,333	$2,622

Profit Sharing Plan

Old National has a profit sharing plan for all employees who meet eligibility requirements. Contributions to the plan are made when certain consolidated profit conditions are met. Employees may participate by contributing a percentage of their salary, a portion of which is matched by Old National. The profit sharing expense was $7.6 million in 2001, $5.5 million in 2000 and $4.7 million in 1999.

Restricted Stock Plan

Old National has a restricted stock plan which covers certain officers. Shares are earned each year based on the achievement of net income targets. Shares vest over a four-year period. Unvested shares are subject to certain restrictions and risk of forfeiture by the participants. Shares vesting totaled 5,924 in 2001, 56,441 in 2000 and 89,989 in 1999. Expense recorded was $0.4 million in 2001, $1.5 million in 2000, and $2.3 million in 1999.

Stock Options

On June 27, 2001, Old National granted 1.5 million stock options to key employees at an exercise price of $25.13. The options vest 25% per year over a four year period and expire in 10 years. If certain financial targets are achieved, vesting is accelerated. Old National can grant up to 6.6 million shares of common stock under the 1999 Equity Incentive Plan. Under this plan, active employees with unvested restricted stock shares could exchange those shares for stock options by August 27, 2001. On that date, 36,468 unvested restricted stock shares were converted to stock options.

Old National applies APB Opinion No. 25 and related Interpretations in accounting for the stock option plan. Accordingly, no compensation costs have been recognized. Had compensation costs for Old National's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method prescribed by FASB Statement No. 123, net income and earnings per share would have been adjusted to the proforma amounts indicated on the next page.

Stock Option Plan

(dollars in thousands, except per share data)	2001
Net income:	
As reported	$93,044
Pro forma	89,954
Net income per share:	
As reported – basic	$ 1.49
Pro forma – basic	1.45

The fair value of each option grant is estimated on the date of grant using the Black-Sholes option-pricing model using the following weighted average assumptions: dividend yield of 2.7%, expected volatility of 18.2%, and a risk-free rate of 5.3%.

A summary of the status of Old National's stock option plan is presented below.

(shares in thousands)	Shares	2001 Weighted Average Exercise Price
Outstanding at beginning of year	222	$12.64
Granted	1,871	25.13
Exercised	(47)	14.87
Forfeited	(9)	25.13
Outstanding at end of year	2,037	$24.02
Options exercisable at year-end	584	$21.26
Weighted-average fair value of options granted during the year		6.79

Information pertaining to options outstanding at December 31, 2001 is as follows (shares in thousands):

Range of Exercise Price	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.54 – 8.55	32	1.3 Years	$ 6.36	32	$ 6.36
9.55 – 12.87	90	5.6	11.89	90	11.89
13.78 – 16.63	41	6.3	15.43	41	15.43
20.19 – 26.39	1,874	9.5	25.09	421	24.96
Total	2,037	9.1	$24.02	584	$21.26

NOTE 9 – SHAREHOLDERS' EQUITY

Stock Dividend

A 5% stock dividend was declared on December 6, 2001, and distributed on January 25, 2002. All average share and per share amounts have been retroactively adjusted to reflect this stock dividend.

Dividend Reinvestment and Stock Purchase Plan

Old National has a dividend reinvestment and stock purchase plan under which common shares issued may be either repurchased shares or authorized and previously unissued shares. As of December 31, 2001, 500 thousand authorized and unissued common shares were reserved for issuance under the plan.

Shareholder Rights Plan

Old National has adopted a Shareholder Rights Plan whereby one right was distributed for each outstanding share of Old National's common stock. The rights become exercisable on the tenth day following a public announcement that a person has acquired or intends to acquire beneficial ownership of 20% or more of Old National's outstanding common stock. Upon exercising the rights, the holder is entitled to buy 1/100 of a share of Junior Preferred Stock at $60 for every right held. Upon the occurrence of certain events, the rights may be redeemed by Old National at a price of $.01 per right.

In the event an acquiring party becomes the beneficial owner of 20% or more of Old National's outstanding shares, rights holders (other than the acquiring person) may purchase two shares of Old National common stock for the price of one share at the then market price. If Old National is acquired and is not the surviving corporation, or if Old National survives a merger but has all or part of its common stock exchanged, each rights holder will be entitled to acquire shares of the acquiring company with a value of two times the then exercise price of the rights for each right held.

NOTE 10 – FINANCING ACTIVITIES

Lines Of Credit

At December 31, 2001, Old National had $25.0 million in an unsecured line of credit with an unaffiliated bank. The line bears interest at the lender's Federal funds rate plus 50 basis points. At December 31, 2001 and 2000, there were no borrowings under lines of credit. During the years 2001, 2000, and 1999, the average interest rates on various lines of credit were 5.61%, 7.32%, and 5.93%, respectively. The lines of credit included various arrangements to maintain compensating balances or pay fees.

For additional details concerning short-term borrowings, see Table 14 on page 25 in Management's Discussion and Analysis.

Federal Home Loan Bank

At December 31, 2001, Old National had $767.7 million borrowed from various FHLBs. Floating-rate borrowings totaled $60.0 million and will mature between 2002 and 2004. The remaining borrowings have a fixed interest rate and mature between 2002 and 2019. The weighted average rates of the FHLB borrowings were 5.90% and 6.35% at December 31, 2001 and 2000, respectively. These borrowings are secured by investment securities and mortgage loans up to 150% of outstanding debt. At December 31, 2000, the outstanding balance was $779.4 million.

Medium Term Notes

At December 31, Old National had medium term notes outstanding of $82.3 million in 2001 and $83.8 million in 2000 with remaining maturities ranging from one to six years and fixed interest rates ranging from 6.40% to 7.03%.

Subordinated Bank Notes

On October 5, 2001, Old National issued $150 million of subordinated bank notes bearing a fixed interest rate of 6.75%, payable semiannually, and maturing October 15, 2011. The issuance is in accordance with the senior and subordinated global bank note program in which Old National may issue and sell up to a maximum of $1 billion.

Convertible Subordinated Debentures

Old National called for redemption its 8% convertible subordinated debentures on May 14, 2000. Shares totaling 1,086,000 were issued during 2000 from conversions of the remaining debentures.

Guaranteed Preferred Beneficial Interests In Subordinated Debentures

During March 2000, Old National authorized $200 million of trust preferred securities and issued $50 million through a subsidiary Old National Capital Trust I. The trust preferred securities have a liquidation amount of $25 per share with a cumulative annual distribution rate of 9.5%, or $2.375 per share, payable quarterly, and maturing on March 15, 2030.

Old National may redeem the subordinated debentures and thereby cause a redemption of the trust preferred securities in whole (or in part from time to time) on or after March 15, 2005, or in whole (but not in part) following the occurrence and continuance of certain adverse federal income tax or capital treatment events.

Costs associated with the issuance of the trust preferred securities totaling $1.8 million were capitalized and are being amortized through the maturity date of the securities. The unamortized balance is included in other assets in the consolidated balance sheet.

NOTE 11 – INTEREST RATE CONTRACTS

Old National adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" on January 1, 2001. A $35 thousand reduction to current income was recorded as a transition adjustment.

Old National designates its derivatives based upon criteria established by SFAS No. 133. For a derivative designated as a fair value hedge, the derivative and the hedged item are recorded at fair value on the balance sheet. The derivative is included in other assets or liabilities. The change in fair value of the derivative and hedged item along with any ineffectiveness of the hedge is recorded in current earnings. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive income (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

Old National uses interest rate contracts such as interest swaps to manage its interest rate risk. These contracts are designated as hedges of specific assets and liabilities. The net interest receivable or payable on swaps is accrued and recognized as an adjustment to the interest income or expense of the hedged asset or liability.

At December 31, Old National has interest rate swaps with a notional value of $223 million in 2001 and $175 million in 2000. The contracts are an exchange of interest payments with no effect on the principal amounts of the underlying hedged liabilities. The fair value of the swaps at year end was $7.0 million in 2001 and $1.6 million in 2000. Old National pays the counterparty a variable rate based on LIBOR and receives fixed rates ranging from 4.37% to 7.23%. The contracts terminate on or prior to January 28, 2009.

During 2001, Old National entered into a forecasted interest rate swap with a notional value of $50 million. The transaction was designated as a cash flow hedge with the effective portion of the derivative's loss initially reported as a component of accumulated other comprehensive income (loss). Upon termination, this amount is being reclassified into earnings as a yield adjustment over the 10-year term of the $150 million 6.75% fixed-rate subordinated bank notes issued on October 5, 2001.

Old National is exposed to losses if it is in the receiving position and a counterparty fails to make payments under the contract. Old National anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. Old National minimizes its credit risk by obtaining collateral if the exposure exceeds $1 million on certain contracts and by monitoring the credit standing of the counterparties.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Leases

Old National rents certain premises and equipment under operating leases which expire at various dates. Many of these leases require the payment of property taxes, insurance premiums, maintenance, and other costs. In some cases, rentals are subject to increase in relation to a cost-of-living index. Total rental expense was $5.2 million in 2001, $5.6 million in 2000, and $5.1 million in 1999.

Following is a summary of future minimum lease commitments (dollars in thousands):

2002	$6,601
2003	4,153
2004	2,349
2005	1,697
2006	1,222
2007 and after	8,798

Letters And Lines Of Credit

In the normal course of business, Old National's banking affiliates have entered into various agreements to extend credit, such as loan commitments of $1,113 million, and letters of credit of $54 million at December 31, 2001. These commitments are not reflected in the consolidated financial statements. No material losses are expected to result from these transactions.

Litigation

At December 31, 2001, various legal actions and proceedings were pending against Old National and its affiliates. These actions and proceedings are incidental to its business and are not expected to have a material adverse effect upon the consolidated financial position or results of operations of Old National or its affiliates.

NOTE 13 – REGULATORY RESTRICTIONS

Restrictions On Cash and Due From Banks

Old National's affiliate bank is required to maintain reserve balances on hand and with the Federal Reserve Bank which are noninterest bearing and unavailable for investment purposes. The reserve balances at December 31 were $61.9 million in 2001 and $49.5 million in 2000.

Restrictions On Transfers From Affiliate Banks

Regulations limit the amount of dividends an affiliate bank can declare in any year without obtaining prior regulatory approval. At December 31, 2001, prior regulatory approval would be required for Old National's affiliate bank. Such approval has been regularly provided as the affiliate bank exceeds the regulatory definition of well-capitalized.

Capital Adequacy

For additional information on capital adequacy see Table 15 in Management's Discussion and Analysis on page 26.

NOTE 14 – PARENT COMPANY FINANCIAL STATEMENTS

The following are the condensed parent company only financial statements of Old National Bancorp (dollars in thousands):

OLD NATIONAL BANCORP (PARENT COMPANY ONLY) CONDENSED BALANCE SHEET

	December 31, 2001	December 31, 2000
Assets		
Deposits in affiliate bank	$ 77	$ 102
Investments at fair value	17,607	23
Investment in affiliates:		
Bank, including purchase accounting intangible assets of $5,102 in 2001 and $5,661 in 2000	684,915	720,764
Non-banks	6,041	5,617
Advances to affiliates	42,556	11,153
Other assets	32,340	33,023
Total assets	$783,536	$770,682
Liabilities And Shareholders' Equity		
Other liabilities	$ 12,001	$ 10,541
Medium term notes	82,300	83,800
Guaranteed preferred beneficial interests in subordinated debentures	50,000	50,000
Shareholders' equity	639,235	626,341
Total liabilities and shareholders' equity	$783,536	$770,682

OLD NATIONAL BANCORP (PARENT COMPANY ONLY) CONDENSED STATEMENT OF INCOME

	Years Ended December 31, 2001	2000	1999
Income			
Dividends from affiliates	$145,500	$108,737	$ 97,681
Other income	1,171	577	5,905
Other income from affiliates	28,108	21,212	10,730
Total income	174,779	130,526	114,316
Expense			
Interest on borrowings	10,758	10,136	8,440
Amortization of intangibles	559	560	587
Other expenses	28,740	25,497	25,345
Total expense	40,057	36,193	34,372
Income before income taxes and equity in undistributed earnings of affiliates	134,722	94,333	79,944
Income tax benefit	(4,768)	(5,248)	(9,182)
Income before equity in undistributed earnings of affiliates	139,490	99,581	89,126
Equity in undistributed earnings of affiliates	(46,446)	(37,885)	8,232
Net income	$ 93,044	$ 61,696	$ 97,358

OLD NATIONAL BANCORP (PARENT COMPANY ONLY)
CONDENSED STATEMENT OF CASH FLOWS

	Years Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities			
Net income	$ 93,044	$ 61,696	$ 97,358
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	668	888	947
Amortization of intangible assets	559	560	587
Decrease in other assets	1,464	651	60,178
Increase (decrease) in other liabilities	1,460	(598)	(1,760)
Equity in undistributed earnings of affiliates	46,446	37,885	(8,232)
Total adjustments	50,597	39,386	51,720
Net cash flows provided by operating activities	143,641	101,082	149,078
Cash Flows From Investing Activities			
Purchase of investment securities available-for-sale	(17,584)	—	—
Net advances to affiliates	(31,403)	19,910	(50,014)
Purchase of premises and equipment	(451)	(446)	(724)
Net cash flows provided by (used in) investing activities	(49,438)	19,464	(50,738)
Cash Flows From Financing Activities			
Net payments on short-term borrowings	—	(5,000)	(2,250)
Net payments on medium term notes	(1,500)	(12,500)	—
Proceeds from guaranteed preferred beneficial interest in subordinated debentures	—	50,000	—
Cash dividends paid	(40,131)	(38,768)	(35,557)
Common stock repurchased	(54,723)	(131,908)	(78,499)
Common stock reissued, net of shares used to convert subordinated debentures	2,126	15,581	18,127
Net cash flows used in financing activities	(94,228)	(122,595)	(98,179)
Net increase (decrease) in cash and cash equivalents	(25)	(2,049)	161
Cash and cash equivalents at beginning of period	102	2,151	1,990
Cash and cash equivalents at end of period	$ 77	$ 102	$ 2,151

NOTE 15 – SEGMENT INFORMATION

Old National has been divided into two reportable segments: community banking and treasury. Our community banks provide a wide range of financial services as discussed on page 14 of Management's Discussion and Analysis. Treasury manages investments and interest rate risk and obtains non-deposit funding. The accounting policies of the segments are the same as those described in Note 1. Intersegment sales and transfers are not significant.

Summarized financial information concerning segments is shown in the following table, based on continuing operations. The other column includes insignificant non-bank affiliates and intercompany eliminations.

(dollars in thousands)	Community Banking	Treasury	Other	Total
2001				
Net interest income	$ 281,300	$ 7,600	$ 2,399	$ 291,299
Income tax expense (benefit)	34,267	(3,793)	(2,764)	27,710
Segment profit (loss)	79,062	17,983	(4,001)	93,044
Total assets	6,417,619	2,454,986	207,868	9,080,473
2000				
Net interest income	$ 294,561	$ (21,334)	$ (3,356)	$ 269,871
Income tax expense (benefit)	30,546	(2,568)	(13,430)	14,548
Segment profit (loss)	59,146	24,721	(22,171)	61,696
Total assets	6,766,057	1,943,109	58,582	8,767,748
1999				
Net interest income	$ 259,677	N/A	$ 21,565	$ 281,242
Income tax expense	21,595	N/A	10,845	32,440
Segment profit	67,568	N/A	25,689	93,257
Total assets	6,573,016	N/A	1,512,996	8,086,012

N/A = not applicable

NOTE 16 – MERGER AND RESTRUCTURING COSTS

During the second quarter of 2001, Old National announced that it would further restructure its regional banking administrative structure and incur additional expenses in the consolidation of ANB Corporation, which it acquired in the first quarter of 2000. The restructuring of the banking operations involved consolidating the administrative structure of the banking franchise from six regions into three regions and the closure or sale of up to 10 branches. Approximately 100 positions were eliminated, and the charges associated with severance, facilities and equipment write-offs were $7.7 million. The operations and management integration plan was finalized for the ANB acquisition, and additional charges of $2.0 million for personnel costs and costs of consolidating the operation function of the Trust business were recorded. The remaining restructuring charge accrual was $4.1 million as of December 31, 2001.

During the first quarter of 2000, Old National closed two mergers, finalized the charter consolidation efforts which began in 1999 and recorded related merger and restructuring charges of $22.5 million. Included in these charges were merger related costs, system conversion costs, balance sheet restructuring, elimination of duplicate or unnecessary facilities, centralization of certain support functions and personnel severance costs related to these items. During the third quarter of 2000, Old National completed an asset sale and reinvestment program designed to shorten the duration of its investment and fixed-rate mortgage loan portfolios. Approximately $600 million of mortgage-backed securities and residential mortgage loans were sold during the quarter with $500 million of the proceeds reinvested in shorter duration investments. The remainder of the net proceeds were used to reduce borrowings and fund commercial loan growth. The components of the charges are shown below (dollars in thousands):

Years Ended December 31,	2001	2000
Professional fees	$ 428	$ 5,744
Severance and related costs	6,477	4,501
Fixed asset write-downs	2,047	3,687
Losses on sale of securities	—	15,277
Losses on sale of loans	—	6,407
Other	751	1,887
Included in noninterest expense	9,703	37,503
Provision for loan losses	—	3,801
Total	$9,703	$41,304

OLD NATIONAL DIRECTORS AND EXECUTIVE MANAGEMENT

Old National Bancorp and Old National Bank Board of Directors

James A. Risinger,
Chairman, President and CEO
David L. Barning
Richard J. Bond
Alan W. Braun
Wayne A. Davidson
Larry E. Dunigan
David E. Eckerle
Andrew E. Goebel
Phelps L. Lambert
Ronald B. Lankford
Lucien H. Meis
Louis L. Mervis
John N. Royse
Marjorie Z. Soyugenc
Kelly N. Stanley
Charles D. Storms

Executive Management

James A. Risinger,
Chairman, President and CEO

Thomas F. Clayton,
Executive Vice President,
Administration and
Operations

Michael R. Hinton,
Executive Vice President,
Banking Operations

Christopher L. Melton,
Chairman and President of
Financial Services Network

Daryl D. Moore,
Executive Vice President
Chief Credit Officer

John S. Poelker,
Executive Vice President
Chief Financial Officer

Northeast Region

Jerome J. Gassen
Regional Bank President
Chief Operating Officer

Dan L. Doan
Indianapolis District
President

Janice A. Powers
Winchester District
President

Joseph A. Walker
Bloomington District
President

Robert K. Weaver
Muncie District President

Northwest Region

William R. Britt
Regional Bank President

Richard T. Pittelkow
Regional Chief Operating
Officer

Steven H. Holliday
Danville District President

Eric J. Lane
Washington District
President

Paul R. Nolting
Jasper District Chairman

Donald A. Schroeder
Terre Haute District
President

Southern Region

John W. Stanley
Regional Bank President

Wayne F. Henning
Evansville Metro Chief
Operating Officer

Steven A. Bennett
Southwest District
President

Jonathan Hartz
Eastern Communities
District President

Michael R. Griffin
Evansville North District
Executive

Gene A. Lechner
Evansville West District
Executive

Stephen J. Witting
Evansville East District
Executive

Sanford L. Peyton
Southern Community
Chief Operating Officer
Owensboro District
President

Robert K. Burrow
Fulton District President

Joe R. Kesler
Southern Illinois District
President

David L. Watson
Clarksville District
President

Peggy M. Williams
Western Kentucky District
President

Other Subsidiary Presidents

Kenneth J. Ellspermann
President, ONB
Investments

Annette W. Hudgions
President, Old National
Service Division

Donald W. Scott
Chairman, ONB Insurance

Kim T. Stacey
President, Old National
Trust East Region

John S. Staser
President, Old National
Trust West Region


ILLINOIS
INDIANA
OHIO
KENTUCKY
TENNESSEE

SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders will be held Thursday, April 18, 2002, at 10:30 a.m. Central Daylight Time, at The Centre, 715 Locust Street, Evansville, Indiana.

Corporate Office

420 Main Street
Evansville, Indiana 47708
812-464-1434
Web site: *www.oldnational.com*

Stock Information

Through February 14, 2002, Old National stock was traded on the Nasdaq National Market System. Effective February 15, 2002, the stock is traded on the New York Stock Exchange (NYSE). Old National's ticker symbol is ONB.

The Stock Transfer Agent is:

Old National Bancorp
Post Office Box 929
Evansville, Indiana 47706-0929

In December 2001, a 5% stock dividend was declared to shareholders of record on January 4, 2002. There were 24,838 shareholders of record as of December 31, 2001.

Stock Purchase And Dividend Reinvestment Plan

The company offers a direct stock purchase and dividend reinvestment plan to all interested investors. For information concerning this convenient method of purchasing shares of stock, contact:

Shareholder Services Department
Old National Bancorp
Post Office Box 929
Evansville, Indiana 47706-0929
812-464-1296
1-800-677-1749

Additional Information

Shareholders and interested investors may obtain information about the company upon written request or by calling:

Lynell J. Walton, CPA
Assistant Vice President
Old National Bancorp
Post Office Box 718
Evansville, Indiana 47705-0718
812-464-1366

Equal Opportunity Employer

The company maintains its commitment to equal opportunity and affirmative action in employment practices, policies, and procedures and pledges to recruit, hire, train, and promote individuals in all job classifications without regard to race, color, religion, age, sex, national origin, disability or veteran status.

The table below lists the Nasdaq price quotes and dividend data for Old National Bancorp stock over the last two years.*

	Price Per Share		Share	Dividend
	High	Low	Volume	Declared
2001				
First Quarter	$27.50	$20.00	5,057,792	$0.16
Second Quarter	25.38	19.39	4,124,018	0.16
Third Quarter	25.30	22.38	4,188,626	0.16
Fourth Quarter	24.67	22.48	2,996,410	0.17
2000				
First Quarter	$30.30	$20.92	7,451,905	$0.15
Second Quarter	31.75	25.85	7,139,586	0.16
Third Quarter	28.63	23.78	5,100,570	0.15
Fourth Quarter	28.01	25.91	4,132,673	0.16

*Data adjusted for all stock dividends, including a 5% stock dividend to shareholders of record on January 4, 2002, distributed on January 25, 2002.



Old National Bancorp
P.O. Box 718
Evansville, IN 47705-0718

www.oldnational.com